Warszawa,2005-02-28


05006502

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL


RECEIVED
MAR 0 9 2005
183

Ref.: 82-5025

Dear Sirs,

Please find enclosed the consolidated quarterly report no 4/2005.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 10301016-08420006

82-5025

Report SA-QS 4/2004

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001
(Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 4th quarter 2004.

Date submitted: **28.02.2005**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	4 quarters 2004 ended Dec. 31, 2004 cumulative	4 quarters 2003 ended Dec. 31, 2003 cumulative	**4 quarters 2004 ended Dec. 31, 2004 cumulative**	4 quarters 2003 ended Dec. 31, 2003 cumulative
I. Net sales revenues	954 588	821 436	211 276	184 700
II. Operating profit (loss)	69 706	55 257	15 428	12 425
III. Profit (loss) before taxation	69 949	69 040	15 482	15 524
IV. Net profit (loss)	55 989	46 600	12 392	10 478
V. Net cash flows from operating activities	178 720	113 068	39 556	25 423
VI. Net cash flows from investing activities	- 145 689	- 369 049	- 32 245	- 82 981
VII. Net cash flows from financing activities	- 47 607	165 874	- 10 537	37 297
VIII. Total net cash flows	- 14 576	- 90 107	- 3 226	- 20 261
IX.. Total assets	1 813 779	1 778 736	444 663	377 091
X. Liabilities and reserves for liabilities	537 917	554 655	131 875	117 586
XI. Long-term liabilities	303 152	316 549	74 320	67 108
XII. Short-term liabilities	105 091	141 157	25 764	29 925
XIII. Shareholders' equity	1 267 874	1 213 854	310 830	257 336
XIV. Share capital	92 154	92 154	22 592	19 537
XV. Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	1,22	1,01	0,27	0,23
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)	-	-	-	-
XVIII. Book value per share (in PLN / EUR)	27,52	26,34	6,75	5,58
XIX. Diluted book value per share (in PLN / EUR)	-	-	-	-
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)	0,34	0,34	0,08	0,08

CONSOLIDATED BALANCE SHEET

	as at Dec. 31, 2004 end of 4th quarter 2004	**as at Sept. 30, 2004 end of prior quarter 2004**	as at Dec. 31, 2003 end of 4th quarter 2003	as at Sept. 30, 2003 end of prior quarter 2003
Assets				
I. Fixed assets	1 618 747	1 619 278	1 624 848	1 290 213
1. Intangible assets	9 791	10 820	10 968	8 506
- of which goodwill	763	2 017	2 483	2 684
2. Goodwill of subsidiary companies	101 844	103 196	107 252	0
3. Tangible fixed assets	1 429 516	1 454 855	1 470 653	1 250 900
4. Long-term receivables	8 060	5 372	2 202	2 204
4.1. From subsidiary and associated companies	485	606	727	849
4.2. From other companies	7 575	4 766	1 475	1 355
5. Long-term investments	43 220	24 673	19 588	9 460
5.1. Real estste	23 380	14 074	0	0
5.2. Intangible assets	0	0	0	0
5.3. Long-term financial assets	19 205	9 998	19 021	9 065
a) in subsidiary and associated companies, of which:	19 148	9 939	17 659	7 705
- shares in companies valued under the equity method	4 266	4 005	3 689	3 115
- shares in subsidiary and associated companies excluded from consolidation	9 629	641	9 905	497
b) in other companies	57	59	1 362	1 360
5.4. Other long-term investments	635	601	567	395
6. Long-term deferred expenses	26 316	20 362	14 185	19 143
6.1. Deferred income tax	26 228	20 271	14 094	18 977
6.2. Other deferred expenses	88	91	91	166
II. Current assets	195 032	220 185	153 888	243 354
1. Inventories	13 892	12 497	14 091	13 558
2. Current receivables	68 196	83 427	64 504	87 987
2.1. From subsidiary and associated companies	3 554	1 484	1 255	3 199
2.2. From other companies	64 642	81 943	63 249	84 788
3. Short-term investments	107 286	110 895	69 046	126 826
3.1. Short-term financial assets	103 008	106 128	51 780	109 560
a) in subsidiary and associated companies	0	0	234	0
b) in other companies	60 669	59 784	1 068	20 833
c) cash and cash equivalents	42 339	46 344	50 478	88 727
3.2. Other short-term investments	4 278	4 767	17 266	17 266
4. Short-term deferred expenses	5 658	13 366	6 247	14 983
Total Assets	1 813 779	1 839 463	1 778 736	1 533 567

Shareholders' Equity and Liabilities				
I. Shareholders' Equity	1 267 874	1 265 365	1 213 854	1 236 572
1. Share capital	92 154	92 154	92 154	92 154
2. Not paid-up share capital (negative value)	0	0	0	0
3. Own shares in treasury (negative value)	0	0	0	0
4. Reserve capital	794 971	774 639	744 937	742 476
5. Revaluation capital	263 122	264 144	268 197	268 281
6. Other reserve capitals	63 195	63 210	65 070	65 126
7. Foreign currency translation differences on the Company's divisions	- 674	- 389	0	0
a) positive foreign exchange differences	0	0	0	0
b) negative foreign exchange differences	0	0	0	0
8. Prior years' profit (loss)	- 883	583	- 3 104	2 138
9. Net profit (loss)	55 989	71 024	46 600	66 397
10. Net profit write-downs during the financial year (negative value)	0	0	0	0
II. Minority shareholders' interests	995	3 105	10 227	11 617
III. Negative goodwill of subsidiary companies	6 993	7 225	0	0
IV. Liabilities and reserves for liabilities	537 917	563 768	554 655	285 378
1. Reserves for liabilities	104 901	89 918	80 563	82 382
1.1. Reserve for deferred income tax	23 732	19 182	14 550	17 933
1.2. Provisions for pension and similar benefits	41 864	39 884	40 466	41 518
a) long-term provisions	36 463	34 129	33 869	35 232
b) short-term provisions	5 401	5 755	6 597	6 286
1.3. Other provisions	39 305	30 852	25 547	22 931
a) long-term provisions	0	21 142	20 280	20 002
b) short-term provisions	39 305	9 710	5 267	2 929
2. Long-term liabilities	303 152	329 264	316 549	80 217
2.1. To subsidiary and associated companies	0	0	0	0
2.2. To other companies	303 152	329 264	316 549	80 217
3. Current liabilities	105 091	114 749	141 157	101 985
3.1. To subsidiary and associated companies	2 652	3 109	2 302	252
3.2. To other companies	94 414	101 230	130 097	91 055
3.3. Special funds	8 025	10 410	8 758	10 678
4. Accrued expenses and deferred income	24 773	29 837	16 386	20 794
4.1. Negative goodwill	0	1 375	0	0
4.2. Other accrued expenses and deferred income	24 773	28 462	16 386	20 794
a) long-term accruals	1 317	1 020	144	147
b) short-term accruals	23 456	27 442	16 242	20 647
Total Shareholders' Equity and Liabilities	1 813 779	1 839 463	1 778 736	1 533 567

Book value	1 267 874	1 265 365	1 213 854	1 236 572
Number of shares	46 077 008	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	27,52	27,46	26,34	26,84
Diluted number of shares	0	0	0	0
Book value per share (in PLN) - diluted	0	0	0	0

OFF-BALANCE-SHEET ITEMS

	as at Dec. 31, 2004 end of 4th quarter 2004	as at Sept. 30, 2004 end of prior quarter 2004	as at Dec. 31, 2003 end of 4th quarter 2003	as at Sept. 30, 2003 end of prior quarter 2003
1. Contingent receivables	0	0	0	0
1.1. From subsidiary and associated companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-	0	0	0	0
1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-	0	0	0	0
2. Contingent liabilities	52 065	57 332	58 194	10 957
2.1. In favour of subsidiary and associated companies (due to)	46 250	50 882	51 608	4 438
- guarantees extended	46 250	50 882	51 608	4 438
-	0	0	0	0
2.2. In favour of other companies (due to)	5 815	6 450	6 586	6 519
- guarantees extended	15	0	109	91
- promissory note declarations	5 800	6 450	6 477	6 428
3. Other (due to)	83 251	91 615	110 292	0
- for operating lease installments	83 251	91 615	110 292	0
-	0	0	0	0
Total off-balance-sheet items	135 316	148 947	168 486	10 957

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	4th quarter 2004 ended Dec. 31, 2004	4 quarters 2004 ended Dec. 31, 2004 cumulative	4th quarter 2003 ended Dec. 31, 2003	4 quarters 2003 ended Dec. 31, 2003 cumulative
I. Net sales revenues	**239 220**	**954 588**	**196 858**	**821 436**
- of which sales to subsidiary and associated companies	- 395	18 753	- 19 586	12 671
1. Net sales of products	237 547	947 702	194 889	815 196
2. Net sales of merchandise and raw materials	1 673	6 886	1 969	6 240
II. Cost of products, merchandise and raw materials sold	**210 431**	**697 314**	**167 817**	**612 871**
- of which sold to subsidiary and associated companies	4 746	13 459	11 196	24 197
1. Cost of products sold	209 714	694 524	166 782	610 272
2. Cost of merchandise and raw materials sold	717	2 790	1 035	2 599
III. Gross profit (loss) on sales (I-II)	**28 789**	**257 274**	**29 041**	**208 565**
IV. Distrubution expenses	14 729	50 761	13 485	46 988
V. General administrative expenses	37 599	137 306	29 062	104 325
VI. Profit (loss) on sales (III-IV-V)	**- 23 539**	**69 207**	**- 13 506**	**57 252**
VII. Other operating income	47 067	62 451	6 955	22 901
1. Gain on disposal of non-financial fixed assets	13 508	15 893	1 687	6 303
2. Subsidies	1 082	2 320	7	26
3. Other operating income	32 477	44 238	5 261	16 572
VIII. Other operating expenses	41 309	61 952	6 876	24 896
1. Loss on disposal of non-financial fixed assets	0	57	0	0
2. Reveluation of non-financial fixed assets	- 2 792	2 071	2 357	3 712
3. Other operating costs	44 101	59 824	4 519	21 184
IX. Operating profit (loss) (VI+VII-VIII)	**- 17 781**	**69 706**	**- 13 427**	**55 257**
X. Financial income	25 086	57 484	2 891	38 693
1. Equity income – dividends	0	0	0	0
- of which from subsidiary and associated companies	0	0	0	0
2. Interest receivable	651	2 092	420	2 840
- of which from subsidiary and associated companies	50	222	7	23
3. Gain on disposal of investments	950	1 407	198	23 566
4. Reveluation of investments	243	506	- 112	0
5. Other financial income	23 242	53 479	2 385	12 287
XI. Financial expenses	25 441	52 033	13 760	24 014
1. Interest payable	2 891	11 261	3 001	4 546
- of which to subsidiary and associated companies	0	0	0	0
2. Loss on disposal of investments	0	0	0	0
3. Reveluation of investments	0	1 275	0	282
4. Other financial expenses	22 550	39 497	10 759	19 186
XII. Gain (loss) on disposal of entire or partial stakes of sharesin subsidiary and associated companies	0	0	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	**- 18 136**	**75 157**	**- 24 296**	**69 936**
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	- 4	0	0	5
1. Extraordinary gains	- 19	0	0	63
2. Extraordinary losses	- 15	0	0	58
XV. Write-down from goodwill of subsidiary companies	1 352	5 408	901	901
XVI. Write-down from negative goodwill of subsidiary companies	200	200	0	0
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	**- 19 292**	**69 949**	**- 25 197**	**69 040**
XVIII. Corporate income tax	- 5 661	12 986	- 3 961	22 844
a) current portion	- 2 331	17 527	- 5 881	19 191
b) deferred portion	- 3 330	- 4 541	1 920	3 653
XIX. Other obligatory profit decreases (loss increases)	0	0	0	0
XX. Share in net profits (losses) of companies valued under the equity method	261	1 377	592	1 156
XXI. Minority shareholders' (profit) loss	- 1 665	- 2 351	847	- 752
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	**- 15 035**	**55 989**	**- 19 797**	**46 600**

Net profit (loss) (on annual basis)	55 989		46 600	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	1,22		1,01	
Diluted weighted average number of ordinary shares	0		0	
Earning (loss) per ordinary share (in PLN) - diluted	0		0	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	4th quarter 2004 ended Dec. 31, 2004	4 quarters 2004 ended Dec. 31, 2004 cumulative	4th quarter 2003 ended Dec. 31, 2003	4 quarters 2003 ended Dec. 31, 2003 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	**1 265 365**	**1 213 854**	**1 236 572**	**1 187 363**
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	- 3 908	- 3 908
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 265 365**	**1 213 854**	**1 232 664**	**1 183 455**
1. Share capital at the beginning of period	92 154	92 154	92 154	92 154
1.1. Changes in share capital	0	0	0	0
a) additions, of which:	0	0	0	0
- issuance of shares	0	0	0	0
b) reductions, of which:	0	0	0	0
- retirement of shares	0	0	0	0
1.2. Share capital at the end of period	92 154	92 154	92 154	92 154
2. Not paid-up share capital at the beginning of period	0	0	0	0
2.1. Changes in not paid-up share capital	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
2.2. Not paid-up share capital at the end of period	0	0	0	0
3. Own shares in treasury at the beginning of period	0	0	0	0
3.1. Changes in own shares in treasury	0	0	0	0
a) additions, of which:	0	0	0	0
b) reductions, of which:	0	0	0	0
3.2. Own shares in treasury at the end of period	0	0	0	0
4. Reserve capital at the beginning of period	774 639	744 937	742 476	724 005
4.1. Changes in reserve capital	20 332	50 034	2 461	20 932
a) additions, of which:	20 470	55 843	2 461	24 089
- additional paid-in capital from issuance of shares	0	0	0	0
- distribution of profit (by law)	0	4 064	2 056	2 056
- distribution of profit (in excess of value required by law)	0	28 800	0	19 308
- transfer from reserve capital as a result of revaluation	20 463	21 099	246	645
- sale of the right to perpetual usufruct of land	7	1 880	126	327
- consolidation adjustments	0	0	33	1 753
b) reductions, of which:	138	5 809	0	3 157
- coverage of loss	75	4 234	0	3 157
- consolidation adjustments	63	1 575	0	0
4.2. Reserve capital at the end of period	794 971	794 971	744 937	744 937
5. Revaluation capital at the beginning of period	264 144	268 197	268 281	270 047
5.1. Changes in revaluation capital	- 1 022	- 5 075	- 84	- 1 850
a) additions, of which:	21 216	21 216	162	667
- revaluation of value of the right to perpetual usufruct of land	9 339	9 339	0	0
- reversal of fixed assets revaluation	11 877	11 877	0	0
'-provision for deferred income tax charged to revaluation capital	0	0	0	505
- valuation of other long term investments	0	0	162	162
b) reductions, of which:	22 238	26 291	246	2 517
- sale or disposal of tangible fixed assets	20 463	21 099	246	645
- reclassification of investments	0	0	0	1 872
- reserve for deferred income tax charged to capital	1 775	1 775	0	0
- depreciation of fixed assets	0	3 417	0	0
5.2. Revaluation capital at the end of period	263 122	263 122	268 197	268 197
6. Other reserve capital at the beginning of period	63 210	65 070	65 126	0
6.1. Changes in other reserve capital	- 15	- 1 875	- 56	65 070
a) additions, of which:	- 3	10	70	65 397
- distribution of profit	0	0	0	65 327
- consolidation adjustments	- 3	10	70	70
b) reductions, of which:	12	1 885	126	327
- sale of the right to perpetual usufruct of land	7	1 880	126	327
- waive the right to perpetual usufruct	5	5	0	0
6.2. Other reserve capital at the end of period	63 195	63 195	65 070	65 070
7. Foreign currency translation differences on the Company's divisions	- 674	- 674	0	0
8. Prior years' profit (loss) at the beginning of period	43 496	43 496	101 157	101 157
8.1. Prior years' profit at the beginning of period	48 186	48 186	104 314	104 314
a) changes in accepted accounting principles (polices)	0	0	0	0
b) corrections of material faults	0	0	0	0
8.2. Prior years' profit at the beginning of period,after restatement to comparative data	48 186	48 186	104 314	104 314
a) additions, of which:	72 968	1 944	66 397	0
- consolidation adjustments	1 944	1 944	0	0
- prior quarter's profit	71 024	0	66 397	0
b) reductions, of which:	48 530	48 530	102 735	102 735
- distribution of prior years' profit	48 530	48 530	86 686	86 686
- past years' result appropriated for the dividend	0	0	15 666	15 666
- consolidation adjustments	0	0	383	383

8.3. Prior years' profit at the end of period	**72 624**	**1 600**	**67 976**	**1 579**
8.4. Prior years' loss at the beginning of period	**4 690**	**4 690**	**3 157**	**3 157**
a) changes in accepted accounting principles (polices)	**0**	**0**	**0**	**0**
b) corrections of material faults	**0**	**0**	**3 908**	**3 908**
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	**4 690**	**4 690**	**7 065**	**7 065**
a) additions, of which:	**2 028**	**2 028**	**775**	**775**
- transition of prior years' loss to be covered	**0**	**0**	**548**	**548**
- consolidation adjustments	**2 028**	**2 028**	**227**	**227**
b) reductions, of which:	**4 235**	**4 235**	**3 157**	**3 157**
- covered from reserve capital	**4 235**	**4 235**	**3 157**	**3 157**
- consolidation adjustments	**0**	**0**	**0**	**0**
8.6. Prior years' loss at the end of period	**2 483**	**2 483**	**4 683**	**4 683**
8.7. Prior years' profit (loss) at the end of period	**70 141**	**- 883**	**63 293**	**- 3 104**
9. Net profit (loss)	**- 15 035**	**55 989**	**- 19 797**	**46 600**
a) net profit	**- 15 035**	**55 989**	**- 19 797**	**46 600**
b) net loss	**0**	**0**	**0**	**0**
c) charges on the profit	**0**	**0**	**0**	**0**
II. Shareholders' Equity at the end of period (closing balance)	**1 267 874**	**1 267 874**	**1 213 854**	**1 213 854**
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)	**0**	**0**	**0**	**0**

CONSOLIDATED SATEMENT OF CASH FLOWS

	4th quarter **2004 ended Dec. 31, 2004**	*4 quarters 2004* **ended Dec. 31, 2004** cumulative	*4th quarter* 2003 ended Dec. 31, 2003	*4 quarters 2003* ended Dec. 31, 2003 cumulative
A. Cash flows from operating activities -indirect method				
I. Net profit (loss)	**- 15 035**	**55 989**	**- 19 797**	**46 600**
II. Total adjustments	**40 392**	**122 731**	**55 128**	**66 468**
1. Minority shareholders' (profit) loss	**1 665**	**2 351**	**- 847**	**752**
2. Share in net (profits) losses of companies valued underthe equity method	**- 261**	**- 1 377**	**- 592**	**- 1 156**
3. Depreciation and amortisation	**33 679**	**102 520**	**21 195**	**73 324**
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	**1 152**	**5 208**	**901**	**901**
4. (Gain) loss on foreign exchange differences	**- 17 790**	**- 39 095**	**13 549**	**13 095**
5. Interest and dividends	**645**	**10 102**	**2 552**	**3 477**
6. (Gain) loss on investing activities	**- 10 398**	**- 12 557**	**- 1 603**	**- 29 576**
7. Change in provisions	**13 154**	**20 362**	**- 820**	**92**
8. Change in inventories	**- 1 831**	**199**	**- 762**	**- 117**
9. Change in receivables	**14 324**	**- 1 542**	**35 098**	**1 376**
10. Change in current liabilities (excluding loans and bank credits)	**- 4 473**	**14 055**	**- 16 594**	**4 283**
11. Change in deferred and accrued expenses	**- 1 601**	**- 5 447**	**6 511**	**2 496**
12.Other adjustments	**13 279**	**33 160**	**- 2 559**	**- 1 578**
III. Net cash flows from operating activities (I+/-II)	**25 357**	**178 720**	**35 331**	**113 068**
B. Cash flows from investing activities	**0**	**0**	**0**	**0**
I. Cash provided by investing activities	**487 531**	**1 051 643**	**61 044**	**982 522**
1. Disposal of intangible assets and tangible fixed assets	**49 765**	**58 186**	**7 220**	**20 313**
2. Disposal of investments in real-estate and intangible assets	**0**	**0**	**0**	**0**
3. From financial assets, of which:	**3**	**431 705**	**13 023**	**479 763**
a) in subsidiary and associated companies	**0**	**0**	**2**	**595**
- disposal of securities	**0**	**0**	**0**	**0**
- dividends and shares in profits	**0**	**0**	**2**	**595**
- long-term loans collected	**0**	**0**	**0**	**0**
- interest received	**0**	**0**	**0**	**0**
- other income from financial assets	**0**	**0**	**0**	**0**
b) in other companies	**3**	**431 705**	**13 021**	**479 168**
- disposal of securities	**0**	**431 702**	**13 021**	**479 168**
- dividends and shares in profits	**0**	**0**	**0**	**0**
- long-term loans collected	**0**	**0**	**0**	**0**
- interest received	**3**	**3**	**0**	**0**
- other income from financial assets	**0**	**0**	**0**	**0**
4. Other investing income	**437 763**	**561 752**	**40 801**	**482 446**
II. Cash used in investing activities	**- 487 826**	**- 1 197 332**	**- 324 012**	**- 1 351 571**
1. Purchases of intangible assets and tangible fixed assets	**- 35 459**	**- 93 880**	**- 39 185**	**- 161 921**
2. Purchases of investments in real-estate and intangible assets	**0**	**0**	**0**	**0**
3. For financial assets, of which:	**- 3 945**	**- 467 962**	**- 264 829**	**- 708 878**
a) in subsidiary and associated companies	**- 3 945**	**- 36 312**	**- 251 812**	**- 251 812**
- acquisition of securities	**4 514**	**- 24 666**	**- 251 812**	**- 251 812**
- long-term loans granted	**- 8 459**	**- 11 646**	**0**	**0**
b) in other companies	**0**	**- 431 650**	**- 13 017**	**- 457 066**
- acquisition of securities	**0**	**- 431 625**	**- 13 017**	**- 457 066**
- long-term loans granted	**0**	**- 25**	**0**	**0**
4. Dividends and other shares in profits paid to minority shareholders	**0**	**0**	**0**	**0**
5. Other investing expenses	**- 448 422**	**- 635 490**	**- 19 998**	**- 480 772**

III. Net cash flows from investing activities (I-II)	**- 295**	**- 145 689**	**- 262 968**	**- 369 049**
C. Cash flows from financing activities	**0**	**0**	**0**	**0**
I. Cash provided by financing activities	**9 139**	**47 528**	**189 046**	**246 839**
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	**0**	**0**	**0**
2. Bank credits and loans contracted	**5 584**	**35 933**	**185 035**	**235 564**
3. Issuance of debt securities	**0**	**0**	**0**	**0**
4. Other financial income	**3 555**	**11 595**	**4 011**	**11 275**
II. Cash used in financing activities	**- 38 206**	**- 95 135**	**342**	**- 80 965**
1. Acquisition of own shares	**0**	**0**	**0**	**0**
2. Dividends and other payments to shareholders	**0**	**- 15 666**	**0**	**- 15 667**
3. Profit distribution expenses other than payments to shareholders	**0**	**0**	**0**	**0**
4. Payments of bank credits and loans	**- 29 651**	**- 57 939**	**3 805**	**- 52 096**
5. Redemption of debt securities	**0**	**0**	**0**	**0**
6. Payments of other financial liabilities	**0**	**0**	**0**	**- 81**
7. Finance lease commitments paid	**- 50**	**- 159**	**- 49**	**- 247**
8. Interest paid	**- 6 139**	**- 11 957**	**- 1 087**	**- 4 007**
9. Other financial expenses	**- 2 366**	**- 9 414**	**- 2 327**	**- 8 867**
III. Net cash flows from financing activities (I-II)	**- 29 067**	**- 47 607**	**189 388**	**165 874**
D. Total net cash flows (A.III+/-B.III+/-C.III)	**- 4 005**	**- 14 576**	**- 38 249**	**- 90 107**
E. Change in balance-sheet cash and cash equivalents	**- 4 005**	**- 8 139**	**- 38 249**	**- 90 107**
- change in consolidated companies at the end of 2003	**- 4 005**	**- 14 576**	**0**	**0**
- change in consolidated companies in 2004	**0**	**6 437**	**0**	**0**
- of which change in cash and cash equivalents due to foreign exchange differences	0	0	- 309	- 309
F. Cash and cash equivalents - beginning of period	**46 344**	**50 478**	**88 727**	**140 585**
G. Cash and cash equivalents - end of period (F+/-D)	**42 339**	**42 339**	**50 478**	**50 478**
- of which those with restricted availability	**0**	**0**	**0**	**0**

COMMENTARY

SIGNATURES

Signature(-s) of person(-s) representing the Company

Date	Name	Position	Signature

Notes to the consolidated report for the 4th quarter of 2004

1. Background

1.1 The consolidated report in question sets out the balance sheet according to the accounting books as at December 31, 2004 and 2003, and as at September 30, 2004 and 2003, the profit and loss account, the cash flow statement and statement of shareholders' equity for the 4th quarter and cumulatively for four quarters of 2004 and 2003.

1.2 The financial statements have been prepared on the assumption that the Group companies will further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:
- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of Hekon - Hotele Ekonomiczne S.A. and consolidated financial statements of PBP Orbis Sp. z o.o. and consolidated financial statements of Orbis Transport Sp. z o.o., that have been fully consolidated,
- financial statements of Orbis Casino Sp. z o.o., accounted for by the equity method,
- financial statements of UAB Hekon – a subsidiary company of Hekon Hotele Ekonomiczne, that have been fully consolidated.

The companies listed below have not been consolidated:
- associated directly:
  - Wioska Turystyczna Wilkasy Sp. z o.o.,
  - P. H. "Majewicz" Sp. z o.o.,
  - Globis Poznań Sp. z o.o.,
  - Globis Wrocław Sp. z o.o.
- associated indirectly
  - AutoOrbisBus SARL
  - PKS Gdańsk Sp. z o.o.

The financial statements of the above-mentioned companies as at December 31, 2004 have not been consolidated on the basis of Article 4.1 and Article 58.1.1 of the Accounting Act of September 29, 1994, as figures they have reported are not essential for the implementation of the obligation of a fair and clear presentation of the financial standing and property in possession of the Company as well as its financial results.

2. The accounting principles

The following accounting principles have been applied for the purpose of preparing the financial statements for the 4th quarter of the year 2004:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group have been prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as at December 31, 2004, include the financial statements of the joint-stock company Orbis S.A., the financial statements of the joint-stock company Hekon-Hotele Ekonomiczne S.A., in which Orbis S.A. holds 100% of shares, the consolidated financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 95,08% of shares, the consolidated financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 98.30% of shares, the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33% as well as financial statements of UAB Hekon, in which Hekon Hotele Ekonomiczne S.A. (a subsidiary company of Orbis S.A.) holds a 100% stake.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.
There exist no preference shares in Hekon S.A.

On the basis of Article 4 section 4 and Article 58 section 1 point 1) of the Accounting Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and affiliates will be consolidated, if their contribution to the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity exceeds 3%. Associated companies whose contribution to the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of entities excluded from consolidation in the balance sheet total or net sales of goods, products and income from financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, entities which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.
Orbis S.A. subsidiaries adopted similar accounting principles in this respect as regards the companies constituting their groups.

By virtue of decision of the Management Board, Hekon Hotele Ekonomiczne S.A. does not prepare the consolidated financial statements. Orbis S.A. consolidates the company UAB Hekon on the basis of Article 56 section 2 of the Accounting Act.

2.3 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at their acquisition cost or cost of manufacture less cumulative depreciation write-offs calculated according to the rates reflecting their usable life and less write-offs for a permanent impairment.

2.4 Tangible fixed assets and depreciation

Fixed assets are valued as at the date of their entry into accounting books at acquisition price or cost of manufacture. Fixed assets obtained gratuitously are valued at the net selling price of the same or a similar component of fixed assets.

As at the balance sheet day, fixed assets are valued at acquisition cost or cost of manufacture or at re-assessed value (following revaluation of fixed assets) less accrued depreciation write-offs and write-offs for a permanent impairment.

Fixed assets have been revalued from time to time in the past according to their market value or indices announced by the President of the Central Statistical Office. The net result of fixed assets revaluation is appropriated directly to the Company's equity. The last revaluation of the fixed assets was performed as at January 1, 1995.

Work in progress is appraised at the acquisition price or cost of manufacture, taking into account the cost of servicing liabilities taken for the purposes of their financing and related exchange rate differences minus income derived therefrom. In case of a permanent impairment of a fixed asset under construction, its value is re-estimated so that it equals the net selling price or, in the absence of the net selling price, the fair value of the fixed asset determined otherwise.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet, due to the fact that the land has been gratuitously acquired from the local administrative authorities, have been recorded at prices stated in the decisions of the local administrative authorities, issued at the time of hand-over of these titles, that constitute the basis for the calculation of an initial fee for the use of this land. The value of the title to perpetual usufruct is not depreciated.

The housing cooperative member's title to buildings and premises has been reported at the acquisition price.

2.5. Depreciation

The rate of depreciation reflecting the useful life of a given assets component is determined as at the date of acquisition of a component of intangible fixed assets and fixed assets.

The useful life of a component of fixed assets serves as the basis for the establishment of a period and rate of depreciation of intangible fixed assets as well as the period, the annual rate and method of depreciation of fixed assets.

Depreciation write-offs and the final write-offs are made, starting from the first day of the month following the month in which a given asset was accepted for use, until the end of the month in which the value of depreciation write-off became equal to its initial value or in which an asset was designed for liquidation, sold or its shortage was reported.

2.6 Long-term investments

Long-term investments comprise assets kept by the Companies for the purposes of deriving economic benefit, among others real property, long-term financial assets (shares and interest in other companies and long-term securities), intangibles as well as works of art. As at the acquisition date they are reported according to the acquisition price or purchase price, if the costs of concluding and settling the transaction are insignificant.

As at the balance sheet day they are valued at the market price appraised on the basis of a valuation performed by an independent expert, except for works of art, the value of which is specified in specialist catalogues.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as long-term investments are accounted for at prices stated in first decisions issued by local administrative authorities constituting the basis for the calculation of an initial fee for the use of this land, and as at the balance sheet date they are appraised to reflect their market value.

2.7 Interest in subsidiaries, affiliates and associated companies

Interest in subsidiaries, affiliates and associated companies regarded as fixed assets have been valued at acquisition price less depreciation write-offs for a permanent impairment.

2.8 Short-term investments

Short-term investments in non-financial assets are reported as at the date of their acquisition at acquisition price or purchase price if the costs of concluding and settling the transaction are insignificant. As at the balance sheet day, they are valued at the acquisition price or market value (fair value), whichever is lower, while short-term investments for which no active market can be found are determined otherwise according to their fair value.

The titles to the perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fee for the use of this land.

2.9 Derivatives

Derivatives are reported when the Companies become a party to a binding contract.

As at the balance date derivatives are appraised at their fair value. Derivatives with fair value exceeding "zero" are treated as financial assets, while derivatives with negative fair value are reported as financial liabilities.
Profit or loss derived from derivatives is reported in financial income or expenses, accordingly and, in the cash flow statement as a flow from operating activities.

2.9.1 Derivatives incorporated in contracts

Derivatives incorporated in contracts are based on contractual stipulations contained in executed agreements, by virtue of which a part or all cash flows derived from the given contract change in a manner similar to that which would have been caused by standalone derivatives. They form part of the so-called basic contracts. Derivative instruments

incorporated in lease contracts made in a currency typical for such transactions (US$) are not recognized.

2.10 Receivables and liabilities

Receivables and liabilities, save for those resulting from financial instruments, are valued, as at the date of their entry into accounting books, at their nominal value, with due adherence to the principle of prudence. As at the balance sheet date, receivables and liabilities are reported at the actual value due to be paid.

Transactions in foreign currencies are reported as at the date of economic transaction according to the average rate of exchange of the given currency quoted by the National Bank of Poland (NBP), unless other exchange rate was specified in a customs declaration or other document binding upon a given company. As at the date of preparation of the financial statements, all receivables and all liabilities denominated in foreign currencies are valued (converted) according to the average exchange rate quoted by the National Bank of Poland on the last day of the reporting period.

Receivables are revalued considering the degree of probability that the debt is collectible by way of a revaluation write-off to reduce the value of receivables.
Revaluation write-offs are made for receivables:

- due from debtors that have been put into liquidation or bankruptcy,
- due from debtors involved in financial composite agreement proceedings with creditors or undergoing conciliatory proceedings,
- questioned by debtors (litigious),
- due from debtors involved in remedial proceedings,
- under litigation,

up to 100% of the amount due.

Furthermore, the following general revaluation write-offs are made to update receivables that have been:

- overdue for 6 – 9 months – up to 50% of the amount due,
- overdue for 9 – 12 months – up to 80% of the amount due,
- overdue for over 12 months – up to 100% of the amount due.

2.11 Inventories

Tangible current assets are appraised at the mean weighted purchase price at the date of their acquisition. The acquisition costs (cost of transport, storage, etc.) of raw materials, semi-products, packing and goods is posted to costs in its entirety at the moment of payment. The weighted mean purchase price is applied for the purposes of valuation of outgoing raw materials, semi-products and packing.

During the reporting period, products in hotel shops are valued at their inventory price determined at the level of a retail price comprising the purchase price, the trade margin and the output VAT. As at the balance sheet date, the value of inventories is adjusted to take into account the VAT and the deflections from the trade margin, hence as a result the value of goods reaches the purchase price.

Tangible current assets are reported at the purchase price or net sale price, whichever is lower.

If an event that permanently reduces the value of inventories occurs during the financial year, revaluation write-offs are made.

2.12 Cash and cash equivalents

As at the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the average exchange rate of National Bank of Poland, except for cash in the exchange offices, that is valued at purchase price, not exceeding the average exchange rate of the National Bank of Poland (NBP) fixed for that day.

2.13 Deferred expenses, accrued expenses and deferred income

As at the balance day, deferred expenses are reported according to their initial value less write-offs that had been posted to expenses by the balance sheet day. Deferred income is reported, as at the balance sheet day, at their initial value less write-offs, made prior to the balance sheet day, reflecting the deletion of deferred income item that would either generate income or be posted to capital.

Deferred income is reported according to the principle of prudence and includes, in particular, the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets, equivalent of fixed assets under construction acquired gratuitously, fixed assets and intangibles and a negative goodwill.

Accrued expenses are accounted according to the value of probable liabilities relating to the given reporting period, resulting in particular from services provided by business partners.

2.14 Deferred income tax

Deferred income tax assets are determined as being equal to the amount estimated to be deducted from the income tax in the future as a result of temporary differences in minus, which would in the future reduce the taxation base, as well as the value of a tax loss that may be deducted in the future, calculated according to the principle of prudence.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying tax depreciation rate which is lower than the rate applied for accounting purposes,
- accrued but unpaid interest on loans, under executed contracts,
- accrued unrealized negative foreign exchange differences,
- set up provisions for anticipated liabilities and losses, including cost-related provisions, which are certain to generate a tax cost at the time of their use,
- assets revaluation write-offs that have already been made, but in the future would reduce the taxation base.

Provision for deferred income tax is set up in the amount of the income tax to be due in the future in connection with the occurrence of positive foreign exchange differences, i.e. differences that would bring about an increase in the taxation base in the future.
The main factors affecting the creation of positive temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes,

- reporting income on unpaid interest on loans granted or other financial assets,
- accrued unrealized positive foreign exchange differences,
- assets revaluation up to the fair value exceeding their acquisition value.

The amount of a provision and assets for the deferred income tax is determined, as at the balance sheet day, in consideration of income tax rates applicable in the year in which the tax liability originated, as a product of the sum of temporary differences (positive and negative, accordingly) and the income tax rate applicable in the year in which the tax liability originated.

Deferred tax on income and expenses posted directly to shareholders' equity is also posted that equity.

2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.

The share capital of the Orbis Group is composed of the share capital of Orbis S.A. that is reported according to the amount specified in an agreement or Statutes and entered in the court register. The share capital must be valued at least as often as any change in its nominal value occurs.

The reserve capital is created from annual write-offs amounting to at least 8% of net profit, until this capital reaches at least 1/3 of the share capital.

Reserves are created, independently of the reserve capital, from net profit up to the amount determined by the General Meeting of Shareholders.

The revaluation reserve capital is set up as at the day of:

- fixed assets revaluation performed in the Company pursuant to separate provisions of the law;
- valuation of long-term investments in financial and non-financial assets over and above their initial value (valuation at fair value);
- reporting of a surplus of a nominal value of taken up shares/interest over the value of property contributed in return;
- reporting of the amount of the deferred income tax settled with the revaluation reserve capital;

The revaluation reserve capital is created (or increased) additionally as a result of effects of financial instruments.

Other reserve capitals are created in the amount equivalent to the value of titles to the perpetual usufruct of land granted to the Companies of the Group by virtue of decisions of the local administrative authorities and entered for the first time in the balance sheet as Companies' assets at prices stated in the first decisions of the local administrative authorities that constitute the basis for the calculation of an initial fees for the use of this land. The value of the reserves may not be reclassified as reserve capital, except when the titles to the perpetual usufruct of land are sold.

2.16 Provisions

Provisions are set up for future liabilities that are certain or highly likely to arise and the amount of which can be reliably assessed.
Provisions for liabilities are created and classified depending on the reason for their creation in the following groups:
- provisions for current and deferred income tax;
- provisions for liabilities, particularly for retirement severance pays and jubilee awards, losses incurred in the course of on-going business transactions, including those under guarantees given, sureties, loan operations, and results of pending court proceedings;
- restructuring provisions.

Provisions are created in a justified and reasonably assessed amounts as at the date of the occurrence of an event making it necessary for such a provision to be set up, not later however than at the end of the reporting period. As at the balance sheet day, the balance of provisions is verified and appropriate adjustments are made, if necessary, so that the balance of provisions reflects the current, most reliable assessment of its value.

2.17 Principles of determining the income

In the Orbis Group, the net income is an outcome of:

a) operating income:
   - income (loss) on basic operating activities,
   - income (loss) on other operating activities,

b) income on financial operations,

c) extraordinary items,

d) obligatory charges on income in the form of the income tax paid by Orbis Group Companies and equivalent payments due by virtue of separate regulations, broken down into:
   - current income tax resulting from the taxation base;
   - deferred income tax representing a change of the balance of assets and provisions for the deferred income tax.

The income on basic operating activities constitutes a difference between income and expenses generated and incurred in relation to the basic operating activities of the Companies. Sales of services are valued according to services rendered.

The income on other operating activities constitutes a difference between income and expenses directly relating to the basic operating activities of the company. Other operating income and expenses embrace the following:
- income and expenses being a result of ongoing events that took place in the course of the reporting period,
- income and expenses being a result of alterations in estimates made at the valuation of assets and liabilities other than financial liabilities,
- income derived from profits generated in the preceding years being posted forward.

The income on financial operations constitutes a difference between financial income and financial expenses comprising the following groups:
- income from interest, dividends and other benefits resulting from keeping financial assets;

- costs of discount and interest on financial liabilities,
- income in the form of interest on trade debtors and other receivables, other than those treated as financial assets and costs of interest on trade creditors and other liabilities not posted to financial liabilities,
- income on and costs of foreign exchange differences,
- income from the reinstatement of the value of financial assets up to the amount of write-off for impairment previously posted to financial expenses,
- costs of estimates and changes thereof at the time of valuation of assets and financial liabilities,
- income relating to the increase in the value of short-term financial assets over their initial value up to their market price value,
- income on the sale of investments, as broken down to income on the sale of investments in financial and non-financial assets and costs of sale of financial assets,
- costs of current transactions connected with financial operations.

Extraordinary items represent a difference between profits and losses being a result of occurrence of events that are difficult to be foreseen, not connected with the operating activities of an entity and not related to the general risk of conducting operations. It applies particularly to disasters, fires, floods and other Acts of God. The result on extraordinary operations includes profits or losses generated in the current period that occurred as a result of Acts of God.

Current income tax, charged to the financial result of the reporting period, is determined according to the amount of income tax due, as shown on the tax return for the current reporting period, net of the amount of the current income tax for past years if it is classified as a material (fundamental) fault which is reported in shareholders' equity as an adjustment of profit/loss from past years.

Deferred income tax charged to the financial result of the reporting period constitutes a change in assets and provisions for deferred income tax being a result of events reported in the financial result covering that period.

3. Analysis of information contained in the report – the balance sheet

As at the end of the 4th quarter of 2004, the balance sheet total remained at the level reported at the end of the preceding quarter (drop by 1.4%) and grew by 2% as compared to the balance sheet total disclosed at the end of the comparative period of the past year.

The most significant impact on balance sheet items and results generated by the Orbis Group was exerted by the controlling company. Assets of consolidated subsidiary companies accounted merely for 22.2% of assets of all the Group companies consolidated in the 4th quarter of 2004.

3.1 Assets

In the fourth quarter of 2004, the structure of the Group's assets was traditionally dominated by fixed assets (89.3% of total assets), with the prevailing share contributed by the tangible fixed assets of the controlling company – hotel buildings, land as well as titles to perpetual usufruct of land. As a result, tangible fixed assets contributed a 89.3%

share in fixed assets and 78.8% in total assets.

As at the end of the 4th quarter of 2004, fixed assets remained at almost the same level as at the end of the 4th quarter of the past year.

As at the end of the 4th quarter of 2004, long-term investments increased by over 2 times as compared to the end of the corresponding period of 2003. This results predominantly from the reclassification, at the end of the semi-annual period of 2004, of titles to perpetual usufruct of land and the Bristol Hotel real property developed on that land from short-term investments to long-term investments. Presently this real estate is leased and is not intended to be sold within the period of 12 months as from the balance sheet date.

As compared to the forth quarter of the past year long-term receivables increased by over three-fold as a result of increase of this item in Orbis Transport due to its lease operations.

In current assets, a dominant role is played by short-term investments (55% share in current assets), followed by current receivables (35%).

As at the end of the 4th quarter of 2004, current assets were by 11.4% lower than at the end of the preceding quarter and by 26.8% higher than in the comparable period of the past year.

This is predominantly attributable to a two-fold increase in short-term financial assets as compared to the 4th quarter of 2003, brought about by the purchase of tradable securities by the controlling company.

At the same time, in the course of the quarter, short-term deferred expenses fell by 57.7%, mainly as a result of posting costs related to the entire year, including payroll & related expenses, titles to perpetual usufruct of land and subscriptions, to the short-term deferred expenses' item. Short-term deferred expenses were by 9.4% lower than in the past year.

Current receivables dropped by 18.3% as compared to the 3rd quarter of 2004 and grew by 5.7% as compared to the corresponding period of past year. The dominant item is, traditionally, trade debtors; and all the companies forming the Group execute the prevailing part of their transactions with companies that do not belong to the Group.

3.2 Shareholder's equity and liabilities

The shareholders' equity of the Orbis Group comprises the share capital of the controlling company, the reserve capital, the revaluation reserve capital, other reserve capitals, past years' profit brought forward and the net profit. The ratio of shareholders' equity to total liabilities fluctuates slightly and, in the 4th quarter of 2004, accounted for 69.9% of the Group's total liabilities. The share capital accounted for 7.3% of the shareholders' equity, the reserve capital for 61.7% and the revaluation reserve capital for 20.7%, while other reserve capitals for 5.0%.

Changes within the capitals resulted predominantly from reallocations within the shareholders' equity in connection with the sale of fixed assets (including titles to perpetual usufruct of land), covering of past years' losses and distribution of profit for 2003 that has been appropriated to the reserve capital and dividends.

Liabilities and provisions accounted for 29.7% of Shareholders' equity and liabilities. Long-term liabilities represented 56.4% of that item, while short-term liabilities and

provisions for liabilities 19.5% each. Accrued expenses and deferred income accounted for 4.6% of liabilities and provisions for liabilities and comprise mainly deferred operating income and accrued expenses.

At the end of the 4th quarter of 2004, provisions for liabilities rose by 30% as compared to the figure reported in the 4th quarter of past year and, at the same time, went up by 16.7% as compared to the 3rd quarter of 2004. As compared to the past year, other short-term provisions went up over seven times, which is chiefly a result of a provision set up by Orbis S.A. for potential future legal obligations related to pending litigation concerning the claims of HESA, reinstatement of the building to former owners, costs of employment restructuring and other expenses related to termination of the dispute with HESA, amounting in aggregate to PLN 30 480 thousand.

Long-term liabilities fell by 4.2% over the last 12 month-period and by 8% during the recent quarter. These liabilities include, above all, liabilities of the controlling company, i.e. the long-term loan incurred by the Company. Decline in the value of these liabilities was caused mainly by the decline in the value of EUR, in which the loan has been disbursed. Simultaneously increased the fair value of swap financial instruments held by the Company (by PLN 14 134 thousand in the current quarter).

4. Analysis of information contained in the report – statement of shareholders' equity

In the 4th quarter of 2004, no changes occurred in the share capital of the Group.

As compared to the end of the 4th quarter of 2003, the reserve capital went up by 6.7%, and the growth is predominantly due to reallocations within the shareholders' equity related to the distribution of profit generated by Orbis S.A. in 2003 and covering past years' losses with funds from the reserve capital as well as from reclassification of amounts from reserve capitals in connection with the sale of fixed assets (including the Sofitel in Cracov as well as titles to perpetual usufruct of land).

As at the end of the current period, the revaluation reserve capital went down by approx. 1.9% as compared to the corresponding period of past year, remaining at a level close to that reported at the end of the 3rd quarter of 2004. Changes in the revaluation reserve were mainly set off by the sale of fixed assets, charging to the revaluation reserve capital a part of the revaluation write-off for threatened permanent impairment of the building of Hotel Europejski to reflect the revaluation made by the authorities as at the year 1995, and revaluation of the investment real property. In addition, the reserve for deferred capital tax has increased.

Other reserve capitals declined as compared to the end of the 4th quarter of 2003 by nearly 3% and remained at a more or less the same level as at the end of the past quarter. Minor changes taking place both during the reporting quarter as well as throughout 2004 were a result of sale or release of titles to perpetual usufruct of land granted by virtue of administrative decisions and from posting their value to the reserve capital. Consequently, at the end of the reporting period, other reserve capitals totaled PLN 63,195 thousand.

As at the beginning of the year 2004, the past years' result closed with an amount of PLN 43,496 thousand and comprised undistributed profit for the year 2003 as well a loss that was incurred predominantly in the preceding year as a result of correction of a fundamental error of PLN 3,383 thousand, made in the 4th quarter of 2003 by the controlling company that related to the settlement of exchange rate differences on a

credit facility of EUR 10 million taken in the preceding years for the purposes of financing modernization works in hotel buildings. In the 2nd quarter of 2004, the General Meeting of Shareholders of Orbis S.A. distributed the profit for 2003 and allocated the amount of PLN 28,800 thousand to the reserve capital and the amount of PLN 15,666 thousand for the payment of dividend to shareholders. Also, a decision was made to cover the loss of PLN 3,383 thousand with funds from the reserve capital. Similarly, the General Meeting of Shareholders of Hekon Hotele Ekonomiczne S.A. distributed the profit for 2003 and allocated PLN 959 thousand to the reserve capital and PLN 11,027 for the payment of dividend. Orbis Transport Sp. z o.o. allocated its profit to the reserve capital, while PBP Orbis covered a minor loss with funds from that capital.

As at the end of the 4th quarter of 2004, the shareholders' equity amounted to PLN 1,267,874 thousand.

5. Analysis of information contained in the report – the cash flow statement

The cash flow statement of the Group is prepared by an indirect method. Total flows in the Group are most significantly affected by the performance of the controlling company.

During the four quarters of the year 2004 and in the 4th quarter alone, the net cash flows from operating activity closed with a positive value. On an annual level, net cash flows were by 58% higher than in the corresponding period of the past year. This is to a certain extent attributable to a better net result generated during that period. At the same time, during the fourth quarter the net cash flows fell by approx. 28.2% as compared on a quarter-to-quarter basis to the past year.

Likewise in the past periods, the basic "expenses" item affecting the Company's financial income is depreciation. This item grew by 59% as compared to the 4th quarter of 2003.

The increase in the 4th quarter of 2004, as compared to the corresponding period of the past year, in the adjustment related to exchange rate differences was attributable mainly to the posting of non-realized exchange rate differences on the foreign currency credit facility taken by Orbis S.A. for the purchase of Hekon Hotele Ekonomiczne S.A. shares. On the other hand, a major adjustment in the "Other" item includes predominantly valuation of a financial instrument purchased by Orbis S.A. and write-offs made to revalue tangible and financial fixed assets.

The adjustment arising out of the change in provisions is above all the result of establishment by Orbis S.A. of provisions against risks related to the Europejski Hotel.

In the 4th quarter of 2004, the investment activity of the Orbis Group was dominated by investment expenditure incurred in connection with the purchase of short-term tradable securities by the controlling company. The remaining proceeds and expenses were connected with the sale and the purchase of intangibles and tangible fixed assets by the companies from the Capital Group. Consequently, flows from investment activity closed with a negative balance.

With regard to the financial activity, the Group reported negative net cash flows. In the 4th quarter of 2004, the Group generated income on financial liabilities taken by Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. The expenditures side was dominated by the repayment of loans and credits and related interest as well as payment of installments under financial lease contracts entered into by PBP Orbis.

6. Performance of the Orbis Group

6.1 The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

Orbis S.A.	profit of PLN	50,338 thousand
Hekon S.A.	profit of PLN	22,247 thousand
PBP Sp. z o.o.	profit of PLN	1,551 thousand
Orbis Transport Sp. z o.o.	profit of PLN	9,369 thousand
UAB Hekon	loss of PLN	- 5,763 thousand
Total profit	PLN	77,742 thousand

2. and the following adjustments:

- share of minority shareholders in the profit of PBP	PLN	-688 thousand
- share of minority shareholders in the profit of Orbis Transport	PLN	- 1,659 thousand
- share in the profit of Orbis Casino Sp. z o.o.	PLN	1,377 thousand
- consolidation adjustments	PLN	- 20,783 thousand
Total adjustments	PLN	- 21,753 thousand
Total as at December 31, 2004	PLN	55,989 thousand

6.2. In the 4th quarter of 2004, sales reported by **Orbis S.A.** amounted to PLN 124,289 thousand, i.e. by 6.8% lower than sales generated in the 4th quarter of 2003. In the four quarters sales totaled PLN 578,092 thousand cumulatively and were by 0.5% higher than in 2003.

Operating performance of Orbis S.A. hotels

	quarter current year	*quarter past year*	*change in %*	*current year, cumulatively*	*past year, cumulatively*	*change in %*
Occupancy rate	38.2%	37.9%	+0.3 p.p.	45.2%	42.7%	+2.5 p.p.
Average Daily Rate (ADR)	PLN 190.0	PLN 213.8	-11.1	PLN 197.4	PLN 210.8	-6.3
Revenue per Available Room (RevPAR)	PLN 72.6	PLN 80.9	-10.3	PLN 89.3	PLN 90.0	-0.8
Number of rooms sold	351 562	348 809	+0.8	1 655 650	1 560 233	+6.1
Number of rooms	10 009	10 009	0.0	10 009	10 009	0.0
% structure of rooms sold			*change in percentage*			*change in percentage*

			points			points
Poles	43.8%	42.2%	+1.6	36.2%	34.9%	+1.3
Foreigners	56.2%	57.8%	-1.6	63.8%	65.1%	-1.3
Business clients	65.9%	64.8%	+1.1	55.5%	54.2%	+1.3
Tourist clients	34.1%	35.2%	-1.1	44.5%	45.8%	-1.3

The number of built hotel rooms (10 009) was taken as the basis for calculations pertaining to years 2003 and 2004.

- ✓ In the 4th quarter of 2004, sales of hotel services in the Company were considerably influenced by the growth of competition, particularly on the Warsaw and Kraków markets where a systematic increase in the number of hotel rooms has been observed since 2003. Nevertheless, despite such strong competition, the Company reported a slight growth in the occupancy rate brought about by a rise in sales of rooms in the business segment (+2.6% as compared to the 4th quarter of 2003). Sale of rooms to tourists fell by 2.5% during the same period. Increase in business traffic should be considered attributable to the economic growth in Poland that according to preliminary estimates of the Central Statistical Office amounted to approx. 4% in the 4th quarter of 2004. This trend is confirmed by an increase in the number of rooms sold to domestic clients reported over that period (+4.7% as compared to the 4th quarter of 2003) in the conditions of falling room sales to foreign clients by 2.1%.
- ✓ Fall in the Average Daily Rate (ADR), and thereby, in the Revenue per Available Room (RevPAR) is a result of a strong pressure on prices of hotel services brought about by a large number of new hotels as well as by substantial appreciation of Zloty against Euro in the entire 4th quarter of 2004. A drop in the Average Daily Rate was reported both in the business segment (PLN 212.8 – 12%) and the tourist segment (PLN 146.7 –11.5%)
- ✓ In the 4th quarter of 2004, Germans represented the largest group of foreigners among the guests of Orbis S.A. (17.1% share in rooms sold), followed by the Scandinavians (6.0%), the British and the Italians (3.9% each) and guests from Israel (3.7%).
- ✓ Growth in the occupancy rate in the four quarters of 2004 is predominantly attributable to the growth dynamics of rooms sold that in the first half of 2004 was higher than in the 4th quarter (+10.2% in the 1st quarter and 8.8% in the 2nd quarter of 2004). In the entire year 2004 the number of rooms sold grew in the business segment (+8.7%) and in the tourist segment (+3.1%).
- ✓ A drop in the Average Daily Rate (ADR) and in Revenue per Available Room (RevPAR) in 2004 results from fierce competition on the market, getting more and more intense during the year, as well as from strengthening of PLN rate against EUR in the second half of 2004. The drop in the ADR in the business and tourist segments was less considerable in 2004 than in the entire quarter and stood at –7.4% in the business segment (PLN 227.6) and – 6.2% in the tourist segment (PLN 159.4).
- ✓ In 2004, Orbis S.A. hotels reported a growth in the number of rooms sold to Poles (+10.2%) and to foreigners (+4%).
- ✓ In 2004, Germans represented the largest group of foreigners among the clients of Orbis S.A. hotels (23% share in rooms sold), followed by the Scandinavians (5.8%), Americans and Canadians (4.5% altogether) and the Italians (4.1%).

The share of net sales of products, merchandise and raw materials in total income amounted to 69.0% in the 4th quarter of 2004 and to 97.7% in the 4th quarter of 2003, while the share of cost of sales, including distribution expenses as well as general overheads &administrative expenses, in total costs totaled 70.3% in the current period, and 90.4% in the 4th quarter of 2003. If calculated on a cumulative basis, the proportions between comparable periods are as follows: 85.0% and 93.6% on the income side and 84.2% and 94.2% on the costs side.

In the 4th quarter of 2004, the net sales of products, merchandise and raw materials are by 6.7% lower than sales generated in the corresponding period of time in 2003, whilst the costs of sales incurred in that period rose by 2.6%, distribution expenses went down by 3.4% and general overheads & administrative expenses grew by 4.0%.

On a cumulative basis, only general overheads and administrative expenses went up by 8.5%, with other items remaining at an unchanged level.

Consequently, after the 4th quarter of 2004, the Company generated a profit on sales amounting to PLN 52,194 thousand, i.e. slightly lower than past year.

Growth of other operating revenues in the 4th quarter of 2004 is mainly a result of:
- disposal of fixed assets (including the sale of Sofitel in Kraków – profit from sale equaled PLN 12,578 thousand),
- liquidation of a provision for liabilities towards Warimpex – Leasing AG which has been barred by the statutes of limitation.

During the same period (four quarters), other operating expenses grew as a result of, in particular:
- the amount of provisions set up for possible liabilities arising out of the dispute concerning the Europejski Hotel to secure potential costs, since in consideration of risks related the Europejski Hotel, in the current quarter the Company set-up a provision in a global amount of PLN 30,480 thousand against:
  - ✓ potential satisfaction of HESA claims,
  - ✓ release of the possession of the building to its former owners,
  - ✓ costs of employment restructuring,
  - ✓ other expenses related to termination of the dispute with HESA
- certain investments that the Company does not intend to continue were posted to costs, with an investment in Grand Hotel in Sopot representing an item of significant value (PLN 4,296 thousand).

As a result the operating profit after the four quarters of 2004 amounted to PLN 45,071 thousand, i.e. 94.6% of the result for the comparative period of the previous year, while the 4th quarter of 2004 ended with a loss amounting PLN 19,152 thousand.

In the 4th quarter of 2004, the Company generated financial income amounting to PLN 20,091 thousand and incurred expenses amounting to PLN 22,588 thousand. Cumulatively, these amounts add up to PLN 55,601 thousand and PLN 44,528 thousand, accordingly.

Financial income, that increased by 92.1% cumulatively as compared to the past year, include, first and foremost, the amount of PLN 11,827 thousand resulting from allocation of dividends to Orbis S.A. by the subsidiary company Hekon – Hotele Ekonomiczne S.A. (PLN 11,027 thousand) and by the associated company Orbis Casino Sp. z o.o. (PLN 800 thousand). Also, positive exchange rate differences, as an effect of valuation as at the balance sheet date of foreign exchange liabilities incurred for the purchase of shares in Hekon – Hotele Ekonomiczne S.A. in 2003, constitute a significant item on the income side.

The growth of financial expenses (over three times, as compared to comparable periods, cumulatively) was related with the costs of valuation of a swap financial instrument acquired by the Company in the 2nd quarter of the current year. The said value, amounting to PLN 23,410 thousand, accounts for 52.6% of total financial expenses incurred by the Company in 2004. This growth is also attributable to costs of servicing credits and loans taken by the Company (especially interest).

In the four quarters of 2004, the Company generated net profit of PLN 50,338 thousand, this figure being by 13.2% higher than in the corresponding period of past year.

Further measures aimed at Company employment streamlining contributed to the improvement of employment per room coefficient that went down from 0.47 in the three quarters of 2004 to 0,46 in the fourth quarter of 2004. In the four quarters of 2004, the average employment in the Company totaled 4,952 posts and was by 11,8% lower than in the corresponding period of the preceding year.

6.3 In the 4th quarter of 2004, the Company **Hekon - Hotele Ekonomiczne S.A.** reported sales of PLN 22,464.2 thousand, i.e. by 4,3% higher as compared to the 4th quarter of 2003, and incurred operating expenses of PLN 18,698.6 thousand, which represented a fall by 3,7% as compared to the 4th quarter of 2003, and was brought about by a decrease in the Company's fixed charges, including amortization and depreciation.

Consequently, in the 4th quarter alone, the Company generated profit on sales of PLN 3,765.7 thousand, i.e. by 17.7% more than in the corresponding period on 2003. In the entire year 2004, the profit amounted to PLN 20,550.1 thousand, representing a 80.2% growth as compared to past year.

In the four quarters of 2004, Poles accounted for 41.69% of guests (46.6% in the 4th quarter of 2004). In the analyzed period, guests from Germany represented the most numerous group of foreigners and accounted for 13.41% of guests staying at Hekon hotels (13.06% in the 4th quarter of 2004). The next, as regards the number, group were Italians contributing a share at the level of 6.59% (6.16% in the 4th quarter of 2004). The fourth significant group were guests from France (6.51%, and 6.04% in the 4th quarter of 2004), and from Great Britain (5.02%, and 4.7% in the 4th quarter of 2004).

Operating performance of Hekon Hotele Ekonomiczne S.A.

	quarter current year	*quarter past year*	*change in %*	*current year cumulatively*	*past year cumulatively*	*change in %*
Occupancy rate	56.72%	50.44%	12.45%	56.91%	50.76%	12.12%
Average Daily	205.33	217.76	-5.71%	213.72	222.27	-3.85%

Rate (ADR)						
Revenue per Available Room (RevPAR)	116.45	109.85	6.01%	121.63	112.83	7.80%
Number of rooms sold	78 949	70 310	12.29%	315 160	280 707	12.27%
Number of rooms	139 196	139 380	-0.13%	553 758	552 975	0.14%
% structure of rooms sold			*change in percentage points*			*change in percentage points*
Poles	46.60%	50.85%	-4.25%	41.69%	46.06%	-4.37%
Foreigners	53.40%	49.15%	4.25%	58.31%	53.94%	4.37%
Business clients	61.2%	67.9%	-6.77%	56.4%	62.9%	-6.46%
Tourist clients	38.8%	32.1%	6.77%	43.6%	37.1%	6.46%

In 2004, the Company generated other operating income of PLN 48 thousand – a drop by 29.2% as compared to 2003 and, other operating expenses amounted to PLN 13.2 thousand and went down by 95.3% as compared to the preceding year in which provisions for receivables in a considerable amount of PLN 59.6 thousand and provisions for retirement severance pays in the amount of PLN 65.5 thousand were set up.

As a result the operating profit after the four quarters of 2004 amounted to PLN 20,584 thousand compared to PLN 11,192 thousand in the previous year. In the 4th quarter of 2004 the operating profit amounted to PLN 3,773 thousand.

In 2004, the Company generated financial income of PLN 7,575.1 thousand which translates into a rise by 11.4% as compared to 2003. This resulted from the granting of loans to a subsidiary company UAB Hekon. In the 4th quarter, financial income amounted to PLN 2,252.9 thousand and were by 23.6% higher than in the 4th quarter 2003.

In 2004, financial expenses were at a level of PLN 654.6 thousand and were by 1.7% higher as compared to the preceding year (in the 4th quarter of 2004 – PLN 151.1 thousand, growth brought about by costs of a guarantee issued by Accor S.A. for the payment of leasing installments).

In 2004, the Company generated net profit in the amount of PLN 22,247.7 thousand, i.e. by 85.6% higher than in the past year. In the 4th quarter of 2004, the profit amounted to 4,895.1 thousand, i.e. it grew by 33.5% as compared to the 4th quarter of 2003.

In 2004, the average employment stood at 406.86 full-time posts and was by 1 full-time post higher than the average employment reported in the preceding year. In the 4th quarter of 2004, the average employment amounted to 411,79 full-time posts and exceeded the average employment in the corresponding period of the preceding year by 12 full-time posts.

Capital expenditure incurred in the year 2004 amounted to PLN 894.9 thousand, accounting for 56.4% of the budget planned for the year 2004.

6.4 After the four quarters of 2004, the net financial result of **PBP Orbis Group** totaled PLN 1,551 thousand, i.e. seven times higher than in the corresponding period of the past year.

Improved financial result generated by the Group after the twelve months of the current year was considerably influenced, on the one hand, by better economic conditions conducive to the development of the tourist industry in Poland , and, on the other hand, by reduced threat of world's terrorism as compared to past year, which increased the tendency to go abroad among both Polish citizens and foreigners, especially from the American market.

The Group's net sales of finished products, goods for resale and raw materials amounted to PLN 179,432 thousand and accounted for 92.9% of total revenues (93.5% in 2003) equaling PLN 193,121 thousand. In the 4th quarter of the current year the net sales of finished products, goods for resale and raw materials amounted to PLN 29,200 thousand and were by 5.7% lower than in the comparable period of the previous year.

Growth in revenues was reported predominantly in the following activities:

- ✓ foreign outgoing traffic as a result of an increase in demand for tourist services in the area of trips abroad, when an expanded offer of PBP Orbis was introduced,
- ✓ in travel services which has been caused predominantly by an increase in the number of tickets sold despite deteriorated terms of cooperation with air lines,
- ✓ in transport services as a result of higher demand for that type of services in connection with Poland's accession to the EU and expanded offer in the area of the "Round the Europe by Coach" product.

In the same period, a decline was reported in income from the following activities:

- ✓ organization of congresses resulting chiefly from a decline in turnover in the organization of incentive events in Poland,
- ✓ domestic tourism which has been to a large extent caused by a fall in the share contributed by travel agents in the organization of leisure in Poland for the benefit of direct cooperation between clients and owners of leisure base and competitive level of prices of the offer of trips abroad,
- ✓ foreign incoming traffic as a result of strong appreciation of the Polish Zloty.

The costs of finished products, goods for resale and raw materials that the Group incurred in the 4th quarter of 2004 amounted to PLN 23,945, and were by 10% lower than costs generated in the preceding year. The share of this item in total costs was at the level of 79.6% (80.9% in 2003), these figures are similar if compared on a quarterly basis.

The result on sales generated after the twelve months of the year 2004 amounted to PLN 1,390 thousand, reflecting an improvement by PLN 1,939 thousand as compared to the corresponding period of 2003.

The most substantial improvement was reported in foreign outgoing traffic which was brought about by an increase in the sales of tourist services based on chartered flights and coach transport, while a deterioration was observed in foreign incoming traffic, which was attributable to a fall in income and margins of profit on that activities due to the introduction, as from may 1, 2004, of unfavorable solutions related to the VAT tax, resulting in an increase in prices and costs of pursuing operations. A drop was reported also in travel services, first and foremost, due to incurred costs of organization of a new entity Business Travel Centre in Warsaw, at Kolejowa street which, owing to the growing requirements of corporate clients was alienated to render service to this group of clients.

In the 4th quarter of 2004 other operating income declined by nearly 50% in comparison with the 4th quarter of 2003. In the 4th quarter of 2004, other operating expenses included predominantly a liquidated provision in PBP Orbis due to a repealed decision of the Fiscal Control Office concerning incorrect valuation of the PBP S.A. goodwill

In the 4th quarter of 2004, other operating expenses rose by 92.8% as compared to the 4th quarter of 2003. Operating expenses incurred in that period included chiefly depreciation of goodwill of PBP S.A. in PBP Orbis and revaluation write-offs made as a result of actuarial valuation of benefits towards employees (including provisions for awards, severance pays and leaves).

After four quarters of 2004 the company generated the operating profit in the amount of PLN 1,511 thousand, while for the same period of the previous year born a loss in the amount of PLN 93 thousand. In the 4th quarter of 2004 the company born an operating loss in the amount of PLN 1,782 thousand.

In the 4th quarter of 2004, the financial income were by almost 2% and the financial expenses by 11.6% higher than reported in the corresponding period of past year.

The average employment in the PBP Orbis Group, in full-time posts as at the last day of December 2004, stood at 553 and remained at an unchanged level as compared to past year (growth by 1 full-time post).

Capital expenditure incurred by PBP Orbis in the 4th quarter of 2004 totaled PLN 2,923.2 thousand, of which PLN 1,359.5 thousand for technical appliances, machines and other fixed assets, PLN 215.5 thousand for intangible assets, and PLN 1,348.2 thousand for buildings and constructions. Total capital expenditure incurred over that period exceeded expenditure budgeted for the year 2004 by 4.4%.

6.5 ORBIS Transport Sp. z o.o., as a dominant company in terms of capital, exerts a decisive impact on the consolidated financial statements of the **Orbis Transport Group** also in terms of economic ratios. Results generated by the Company are of decisive importance for the group's performance.

ORBIS Transport Sp. z o.o. pursues operations in the area of coach transport, short-term rentals and leasing. Results generated in these types of operations display:

- coach transport – sales dynamics in the four quarters of 2004 amounted to 127.5% and resulted from the opening of new connections as well as from an increase in the number of passengers interested in our offer, especially after Poland's accession to the European Union,
- short-term rentals Rent a Car – over the period in question, sales dynamics stood at 95.8%, which is not an impressive figure, if compared to coach transport. However, this result should be regarded as satisfactory in the light of changes occurring in the structure of rentals. An increase in the number of rentals, accompanied by the shortening of rental periods, has been observed. The level of EUR rate represents a substantial element affecting incomes. The appreciation of the Polish Zloty reduced the projected income from rentals,
- long-term rentals – leasing – in the four quarters of 2004, sales dynamics amounted

to 125.3% testifying to an unrelenting interest that the market shows in that form of car rental as well as to an efficient soliciting campaign. Furthermore, it should be stressed that the offer has been made more attractive by adding vehicles management services.

InterBus, with core operations consisting in the sale of coach transport tickets, reports a similarly high sales dynamics (123%).

In the 4th quarter of 2004, net sales of finished products, goods for resale and raw materials amounted to PLN 33,342 thousand and grew by 33% as compared to past year, while the cumulative growth for the four quarters of the current year equaled 40.4% (for the year 2004 net sales amounted to PLN 133,355 thousand). The share of sales to total income stands at 76.7% - 87.2% in the year 2004, while it fell within the range of 89.0 – 89.5% in the past year.

In the 4th quarter of 2004 as well as in the four quarters of 2004 cumulatively, high dynamics of expenses, nearing however the level of growth in sales, is observed. Growth in expenses was affected, among others, by soliciting costs and costs of promotion of offered services, especially in coach transport. Changes in the share of costs under discussion in total costs of operations are also observed. In the four quarters of 2004, the said share amounted to 85.6% and was by 1.8 percentage point lower as compared to the corresponding period of past year. The change in the expenses structure is attributable, among others, to the "general overheads and administrative expenses" item.

In the 4th quarter of 2004 the costs of finished products, goods for resale and raw materials amounted to PLN 38.891 thousand and were by 27% lower than in the comparable period of the previous year. After four quarters of 2004 those costs amounted to PLN 122,634 thousand and were by 40,5% higher than in the previous year.

Distribution expenses represent an insignificant item in total costs of operations, in the four quarters of 2004, their share varied from 0.7 – 0.8%.

Despite high dynamics, general overheads and administrative expenses, are stable and, in the four quarters of 2003 and 2004, stood at 6.8% and 5.5%, accordingly, as compared to total costs of operations.

The result reported for the four quarters of the current year exhibits a considerable fall as compared to the corresponding period of past year. These tendencies result from the specific nature of operations posted under other operating income and expenses. Maintaining a significant position on the market and other competitive companies force steps that result in the reduction of realized margin of profit.

In the 4th quarter of 2004 other operating income grew three-fold as compared to the same period of the past year. When analyzing the income structure, it should be noted the "profit on sale of non-financial fixed assets" item dropped by 67% as a result of a strategy, adopted in 2003, of car use in Rent a Car operations in the periods shorter than

one year. In practice, in the current year only a marginal number of cars withdrawn from Rent a Car was re-sold. Also, it should be pointed out that a new "subsidies" item was created. This item was realized by PKS Tarnobrzeg and relates to the servicing of local coach transport of passengers. The dynamics of other operating income is influenced by the 'other income" item comprising predominantly of income from the sale of RaC cars used for up to one year and contributions made to subsidiary companies.

In the 4th quarter of 2004 other operating expenses went up by 70% as compared to the same period of 2003. This item includes predominantly costs related to transport damages and to revaluation of receivables.

During four quarters of 2004 the company generated the operating profit in the amount of PLN 12,342 thousand, i.e. by 48% higher than in the previous year, while the 4th quarter of 2004 ended with a loss in the amount of PLN 1,887 thousand.

High dynamics (119.3%) as compared to the past year was reported in financial income, the level of which was attributable predominantly to positive exchange rate differences resulting from the revaluation of debt arising out of a bank loan in CHF.

Financial expenses incurred in the four quarters of 2004 were by 73.8% higher than expenses reported in the corresponding period of past year. Such a significant increase is, first and foremost, a result of an increase in credit debt and, consequently, of a growth in interest, the level of which is additionally determined by interest rates set by the Monetary Policy Council. In the 4th quarter 2004, measures were taken aiming at the diversification of sources of financing (a loan within the Orbis Group of PLN 20,000 thousand), the effects of these measures will become noticeable not earlier than in 2005.

The above mentioned factors shaped up the group's financial result that amounted to PLN 11,934 thousand gross, reflecting a 52.7% growth, while the net profit amounted PLN 9,369 thousand and went up by 78.1%. The net profit dynamics was influenced predominantly by a change in the corporate income tax rate introduced in 2004. In the 4th quarter of 2004 the company born a net loss in the amount of PLN 1,450 thousand.

In the 4th quarter of 2004, average employment in Orbis Transport Sp. z o.o. totaled 200 persons, in InterBus – 17 persons, in Capital Parking – 55 persons, and in PKS Tarnobrzeg Sp. z o.o. – 349 persons.

In the four quarters of 2004, Orbis Transport Sp. z o.o., the Group's largest company, incurred capital expenditure totaling PLN 51,958 thousand. Investments expenditure include:

- purchase of real estate – PLN 7,200 thousand from Orbis S.A.,
- the remaining amount included expenditure for the purchase of cars, coaches and other fixed assets.

6.6 **UAB Hekon** is a limited liability company established in the Republic of Lithuania on January 13, 2003. The company is involved in hotel activities.
The Novotel Vilnius Hotel, managed by the Company, started to operate on March 15, 2004 and, therefore, no comparative data have been presented in these notes.

In the 4th quarter of 2004, the Company generated operating income of PLN 1,593 thousand. Operating income included predominantly income from hotel room rental in the amount of PLN 1,104.37 thousand, accounting for 69.3% of total operating income of the Company. The second most important line of business, namely restaurant activities, generated income of approx. PLN 403 thousand, i.e. 25.3%.

In the 4th quarter of 2004, costs of products sold reached PLN 659.5 thousand, distribution expenses – PLN 78.5 thousand, and general overheads and administrative expenses – PLN 2,249 thousands. Major items related to on-going operations include costs of rental of the building that closed with an amount of PLN 1,129 thousand, depreciation costs of PLN 455 thousand and costs of remunerations of PLN 229 thousand.

The Company did not report any other operating income or expenses.

All in all, in the 4th quarter of 2004, the Company incurred an operating loss of PLN 1,392 thousand.

At the end of the 4th quarter the Company's loss amounted to PLN 1,759 thousand. Following the four quarters, the loss totaled PLN 5,763 thousand, which results from a short period of its operations.

At the end of the 4th quarter 2004 the company employed 45 persons.

7. Additional Information

7.1 As at February 28, 2005, the value of the share capital of Orbis S.A. amounts to PLN 92,154,016, and comprises of 46,077,008 shares having a par value of PLN 2 each. Shareholders who hold, either directly or indirectly through subsidiary companies, at least 5% of the total amount of votes at the General Meeting of Shareholders as established under Article 147 of the Act - Law on Public Trading in Securities as at February 10, 2005, include:

Specification	No of shares held as at Feb. 28, 2005 /no of votes at the General Meeting of Orbis S.A. Shareholders/	Percentage share in the share capital as at Feb. 28, 2005 /percentage share in the total number of votes at the General Meeting of Orbis S.A. Shareholders/	Change in the ownership structure of major blocks of Orbis S.A. shares since the presentation of the preceding quarterly report, i.e. in the period from Feb. 10, 2005 until February 28, 2005
Accor SA	16 394 151	35.58%	-
ING Nationale – Nederlanden Polska, Otwarty Fundusz Emerytalny	2 715 009	5.89%	-
Commercial Union OFE BPH CU WBK	2 338 652	5.08%-	-

Globe Trade Centre S.A.	2 303 853	5.00%-	-

In accordance with possessed information, in the period since the presentation of the report for the 3rd quarter of 2004, there occurred changes with respect to the Orbis S.A shares held by persons managing and supervising the Company.
Mrs. Lidia Mieleszko, Authorized Executive of the Company, notified the Securities and Exchanges Commission that she had disposed of 268 Orbis S.A. shares that she had received within the framework of the Company privatization, for the price of PLN 23.30 per share. The aggregate value of transaction amounted to PLN 6,244.40.

7.2 As at December 31, 2004, the initial capital of **Hekon - Hotele Ekonomiczne S.A.** amounts to PLN 300,000,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at September 30, 2004
Orbis S.A.	100%

No changes have occurred in respect of the holding of shares of Hekon Hotele Ekonomiczne S.A. by persons managing or supervising the Company since the date of presentation of the consolidated report for the 3rd quarter of 2004

7.3 As at December 31, 2004, the share capital of **Polskie Biuro Podróży Orbis Sp. z o.o.** amounts to PLN 16,453,900.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at December 31, 2004
Orbis S.A.	95.08%
Biuro Podróży Zbigniew	0.01%
Natural persons	4.91%

7.4 As at December 31, 2004, the capital of **Orbis Transport Sp. z o.o.** amounts to PLN 14,429,300.00. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at December 31, 2004
Orbis S.A.	98.30%
Chrobot Reisebüro	0.36%
PBP Orbis Sp. z o.o.	0.18%
Natural persons	1,16%

7.5 As at December 31, 2004, the share capital of **Orbis Casino Sp. z o.o.** amounts to PLN 4,800,000. The company's shareholders include:

Shareholder	Percentage of shares held in the core capital as at December 31, 2004
ORBIS S.A.	33.33%

Finkorp Sp. z o.o.	33.33%
ZPR S.A	33.33%

According to possessed information, no changes have occurred in respect of the shareholding by shareholders of Orbis Casino Sp. z o.o. since the date of presentation of the consolidated report for the 3rd quarter of 2004.

7.6 As at December 31, 2004, the share capital of **UAB Hekon** amounts to PLN 9,383 thousand.

Shareholder	Percentage of shares held in the core capital as at December 31, 2004
Hekon Hotele Ekonomiczne S.A.	100%

7.7 Transactions that Orbis S.A. executed with a group company with the value exceeding a PLN-denominated equivalent of EUR 500.000.

On October 29, 2004 Hekon Hotele Ekonomiczne S.A., the issuer's subsidiary company, acquired 109,619,868 bonds of the II series with a nominal value of PLN 1 each (the average unit acquisition price), issued by Orbis S.A. under the Securities Act of June 29, 1995. The reason and purpose of the issue and acquisition of the issuer's bonds by a subsidiary company was to mutually deduct liabilities between Orbis S.A. and Hekon Hotele Ekonomiczne S.A. resulting from redemption of 1-Y bonds of the I series issued in the last quarter of 2003 within the framework of non-cash settlement of part of transaction of acquisition of Hekon Hotele Ekonomiczne S.A.

7.8 During the period between October 1, 2004 and December 31, 2004, neither Orbis S.A. nor its subsidiaries issued sureties for credit facilities or loans, nor did they issue any guarantee for the benefit of an entity or its subsidiary, the total value of which would amount to at least 10% of Orbis S.A. equity.

8. Other events affecting financial standing of the Companies of the Orbis Group

8.1 In accordance with the agreement for the sale and purchase of the Company Hekon Hotele Ekonomiczne S.A. dated October 31, 2003, the value of the object of transaction was determined on the basis of the Company's balance sheet as of December 31, 2002. Therefore, the buyer (Orbis S.A.) had to make an additional payment for the benefit of the seller (Accor Polska Sp. z o.o.) of the amount equal to the accumulated flows realized by the Company in the period from January 1, 2003 and date of closing the transaction (i.e. October 31, 2003).

The manner of final settlement has been laid down in Appendix no. 12 to the agreement. The surplus of cash and working capital has been calculated by an independent auditor in order to determine the adjustment amount. The determined amount of PLN 24,221,412 was paid in full in the second quarter of 2004.

8.2 On March 18, 2004, Orbis Transport Sp. z o.o. founded a limited liability company incorporated under the laws of France, operating under a business name AutoORBISbus France Sarl, having its corporate seat in Paris, and acquired 100% of shares representing its registered capital amounting to EUR 7,500 (PLN 35,553.75), divided into 75 shares

with the nominal value of EUR 100 each, paying up for the entirety of shares in cash. Contribution to the capital was made at the share issue price equivalent to their nominal value and financed with own funds of Orbis Transport Sp. z o.o. The book value of acquired assets in the account books of Orbis Transport Sp. z o.o. equals PLN 34.954.50.

The acquisition of the said financial assets represents a long-term investment for Orbis Transport Sp. z o.o..

The core business of AutoORBISbus France Sarl consists in the provision of services for Orbis Transport Sp. z o.o. and other natural and legal persons in the area of promotion and communications and, particularly: promotion, communications, commercial advising, distribution and sale of travel documents (tickets) on the basis of power of attorney, commercial representation or agency, and car rental.
As of today, AutoORBISbus France Sarl does not pursue business operations.
/Current report no. 31/2004/

8.3 Acting by virtue of § 20 section 2 point 8 of Orbis S.A. Statutes and § 9 section 1 point 10 of Orbis S.A. Supervisory Board Rules, on March 30, 2004, the Supervisory Board decided to assign the task of examination and audit of the financial statements for the year 2004 to the company Deloitte & Touche Audit Services Sp. z o.o., with its registered address in Warsaw at 6, Fredry street, a licensed auditor no 73, with which Orbis S.A. cooperates as regards the audit of the financials statements since the year 2000.
/Current report no. 6/2004/

8.4 At a meeting of the Supervisory Board dated May 10, 2004, President of Orbis S.A. Management Board Maciej Grelowski filed a written resignation from his position as a member of the Company's Management Board, dated May 10, 2004, and effective immediately after the closing of the annual General Meeting of the Company's Shareholders convened to approve the 2003 financial statements of the Company.

Examining the above-mentioned resignation, the Supervisory Board, in connection with the regulations governing non-competition issues, granted its consent for Maciej Grelowski to be of service to Accor S.A. immediately after the termination of his position in Orbis S.A. Management Board;
/Current report no. 10/2004/

8.5 On April 1, 2004, by virtue of an annex to the franchising agreement with Accor S.A. Kasprowy Hotel in Zakopane was incorporated in the Mercure brand.

8.6 At the meeting held on May 25, 2004, the Supervisory Board adopted resolutions, whereby it appointed:

1) Mr. Claude Moscheni as the Chairman of Orbis S.A. Supervisory Board,
2) Mr. Jean-Philippe Savoye as the President of the Company's Management Board, effective immediately after closing the Annual General Meeting of the Company's Shareholders, which would adopt a resolution concerning approval of the financial statements for the year 2003 ("Effective Date "), under the following conditions:
   a) Mr. Jean-Philippe Savoye terminates his membership in the Supervisory Board before or on the Effective Date, either as a result of expiry of his term

of office or earlier resignation, and

b) before or on the Effective Date Mr. Jean-Philippe Savoye resigns from his functions in Management Boards of the following competitive companies: Accor Poland sp. z o.o., Hotel Muranowska sp. z o.o. and SEHP sp. z o.o. .

/Current report no. 16/2004/

8.7 On May 28, 2004, the Company acknowledged a confirmation (by signing it with the Bank Societe Generale S.A. Branch in Poland) of executing three transactions at terms and conditions of executing swap transactions agreed upon with the said bank, to hedge against forex risk a tranche of a credit facility incurred by the Company from a bank syndicate led by Credit Lyonnais (report no 7/2001), drawn for the purpose of a partial financing of acquisition of the company Hekon Hotele Ekonomiczne S.A.

The executed transactions implement the strategy adopted by the Management Board of Orbis S.A. relating to risk management policy. The last payment (according to credit repayment schedule) is in January 2008.
Execution of the above-mentioned CCIRS transactions hedging an amount of credit exceeding the equivalent of 10% of the Company's equity against risk makes these contracts material.
/Current report no. 17/2004/

8.8 On June 9, 2004, the General Meeting of Shareholders of Hekon - Hotele Ekonomiczne S.A. approved the financial statements for the year 2003. 92% of net profit generated in the year 2003, i.e. the amount of PLN 11,026,707.33 was apportioned for the payment of dividend, that Orbis S.A. as a company holding a 100% stake in Hekon – Hotele Ekonomiczne S.A. will obtain in its entirety. The remaining part of profit in the amount of PLN 958,844.12 will increase the Company's supplementary capital.

8.9 On June 22, 2004, the General Meeting of Shareholders of Orbis Casino Sp. z o.o. approved the following distribution of net profit of PLN 3,466,878.33 generated in the period from January 1, 2003 until December 31, 2003:

- dividend – in the amount of PLN 2,400,000, of which Orbis S.A. will receive PLN 800 thousand,
- supplementary capital – in the amount of PLN 1,066,878.33.

8.10 On June 23, 2004 the General Meeting of Orbis S.A. Shareholders approved:

1. the Management Board's report on the activity of the Company for the period from January 1, 2003, up till December 31, 2003,
2. the financial statements of Orbis S.A., including:
   - introduction to the financial statements;
   - balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,777,529,022.30 (say: one billion seven hundred seventy seven million five hundred twenty nine thousand and twenty two Polish Zloty and 30 Grosze);
   - profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 44,466,125.52 (say: forty four million four hundred sixty six thousand and one hundred twenty five Polish Zloty and 52 Grosze);

- cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by PLN 99,729,096.39 (say: ninety nine million seven hundred twenty nine thousand and ninety six Polish Zloty and 39 Grosze);
- comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 24,211,809.23 (say: twenty four million two hundred eleven thousand eight hundred and nine Polish Zloty and 23 Grosze);
- additional notes;

3. the consolidated financial statements of the Orbis Group, prepared as of December 31, 2003, including:
   - introduction to the financial statements;
   - consolidated balance sheet prepared as of December 31, 2003, showing the total assets and liabilities figure of PLN 1,778,736 thousand (say: one billion seven hundred seventy eight million seven hundred thirty six thousand Polish Zloty);
   - consolidated profit and loss account for the period from January 1, 2003, up till December 31, 2003, showing a net profit of PLN 46,600 thousand (say: forty six million six hundred thousand Polish Zloty);
   - consolidated comparative changes in equity for the period from January 1, 2003, up till December 31, 2003, showing an increase in equity by PLN 26,491 thousand (say: twenty six million four hundred ninety one thousand Polish Zloty);
   - consolidated cash flow statement for the period from January 1, 2003, up till December 31, 2003, showing a decrease in the balance of cash and cash equivalents during the financial year by a net amount of PLN 90,107 thousand (say: ninety million one hundred seven thousand Polish Zloty);
   - additional notes;

The General Meeting of Shareholders granted a vote of discharge to members of the Management Board and members of the Supervisory Board in respect of performance of their duties in the year 2003.

At the same time, the General Meeting of Shareholders adopted resolution concerning the distribution of net profit generated in the financial year ended December 31, 2003 and granted its consent for financing past year's loss, disclosed in the balance sheet prepared as at December 31, 2003.

The net profit amounting to 44,466,125.52 was apportioned to:
- supplementary capital - in the amount of PLN 28,799,942.80
- dividend - in the amount of PLN 15,666,182.72
34 Grosze per 1 share

The dividend date was set for July 28, 2004. and dividend payment date for August 12, 2004.

The past year's loss amounting to PLN 3,382,830.54 was financed with the funds from the Company's supplementary capital.

8.11 On June 23, 2004 the General Meeting of Orbis S.A. Shareholders granted its consent for:

- the sale of plot of land no 330/2 having a total area of 402 square meters, located in Kraków at Przybyszewskiego street, registered in the land and mortgage register no KW no 206213 kept by the District Court in Kraków-Podgórze, to the company „Sobiesław Zasada Ltd." without recourse to tender procedure, for a price of PLN 116,328.

- the sale of the title to perpetual usufruct of real property: plot of land no 42/1 map district no 12 Kraków, administrative district Podgórze, having a total area of 40,466 square meters together with the ownership title of buildings, including the building of the former Sofitel hotel as well as other buildings and facilities erected on this plot of land, located in Kraków at 28, Konopnickiej street, registered in the District Court in Kraków – Podgórze, land and mortgage register KW no 149512, according to the offer evaluation proceedings, for a price negotiated by the Orbis S.A. Management Board, however, not less than PLN 32,000,000 net for Orbis S.A., not decreased by any costs of demolition of the building.

8.12 On June 23, 2004, the General Meeting of Shareholders of Orbis S.A. acknowledged the report of the Central Electoral Committee on elections of employee representatives to Orbis S.A. Supervisory Board for the Board's sixth tenure, as a result of which the following persons have been elected members of the Supervisory Board for the Board's sixth tenure pursuant to § 16 sections 2 and 3 of the Orbis S.A. Statutes:

1. Czepielinda Sabina
2. Przytuła Andrzej
3. Rożdżyński Janusz

- appointed the following persons as members of the Supervisory Board for the Board's sixth tenure:

1. Claude Moscheni
2. Christophe Guillemot
3. Michael Flaxman
4. Michael Harvey
5. Christopher Voutsinas
6. Paweł Dębowski
7. Erez Boniel

/Current report no 20/2004/

8.13 Orbis S.A. and Accor Polska Sp. z o.o. implemented, effective as from July 01, 2004, the obligation arising out of the Share Sale and Purchase Agreement dated June 24, 2003, and relating to Hekon Hotele Ekonomiczne with its corporate seat in Warsaw, reported by Orbis S.A. in the current report no. 13/2003: on June 30, 2004, Orbis S.A. entered into an agreement (hereinafter: the "Agreement") with Societe d'Exploitation Hotek Polska Sp. z o.o. (hereinafter: SEHP), by virtue of which Orbis S.A. took over the management of Mercure Fryderyk Chopin Hotel in Warsaw. As a result of the said Agreement, SEHP entrusted Orbis S.A. with the management and running the operations of the Hotel for a period of 8 years, with an option of an automatic extension for successive 3-year periods, on terms and conditions defined in the Agreement. The

Hotel will be operated under the exclusive supervision, management, control and overall liability of Orbis S.A. for a proper and efficient operations, management and running the Hotel. Orbis S.A. will collect 4% of Hotel revenues. No other costs to be incurred by Orbis S.A. in connection with the implementation of that Agreement are anticipated.

8.14 The Management Board of Orbis S.A. hereby informs about the receipt, from the open pension fund ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny of a notice with a wording as follows below: "Acting by virtue of Article 147 section 1 point 2 of the Act dated August 21, 1997 – the Law on Public Trading in Securities, ING Nationale - Nederlanden Polska Otwarty Fundusz Emerytalny hereby notifies that as a result of share acquisition transaction it became a holder of shares representing over 5 % of the total number of votes at the General Meeting of Shareholders and at present holds 2 715 009 (two million seven hundred fifteen thousand and nine) shares in Orbis S.A., constituting 5.89% of share capital and representing 2 715 009 votes at the General Meeting of Shareholders, which accounts for 5.89% of the overall number of votes." /Current report no. 25/2004/

8.15 On July 13, 2004, Member of the Supervisory Board Christopher Voutsinas filed a written resignation from his position as Member and Vice-Chairman of the Orbis S.A. Supervisory Board.
/Current report no. 27/2004/

8.16 On July 16, 2004, the Management Board of Orbis S.A. adopted a resolution concerning new allocation of tasks and responsibilities to members of the Management Board.
The following scopes of tasks have been established as regards the areas of the Company's activities:

a) Jean Philippe Savoye, President of the Management Board and Chief Executive Officer of the company Orbis S.A. – human resources, development and investments, marketing, sales, general supervision over the Company's operations;
b) Krzysztof Gerula, First Vice-President of the Management Board – corporate management, Public Relations - corporate communications, investor relations, and legal affairs;
c) Andrzej Szułdrzyński, Vice-President of the Management Board – durable asset management, management over new projects of the company, and relations with Trade Unions;
d) Ireneusz Węgłowski, Vice-President of the Management Board – operation and development of new technologies, sustainable development of the Group;
e) Yannick Rouvrais, Member of the Management Board - operating management – direct supervision over hotel directors, centralized purchasing;
f) Alain Billy, Member of the Management Board - management of the finance, accounting division and internal audit.

8.17. In connection with the resignation of Mr. Christopher Voutsinas from his function of a member of Orbis S.A. Supervisory Board, on August 3, 2004 the General Meeting of Shareholders appointed Mr. Denys Sappey as member of the Supervisory Board during the Board' sixth term of office.

8.18. On September 29, 2004, Orbis S.A. purchased a block of 26 640 shares in PBP Orbis Sp. z o.o. for the price of PLN 532 800 per block, i.e. at PLN 20 per share. The seller was a shareholder Beton Stal S.A. in bankruptcy. As a result of that transaction, the share that Orbis S.A. holds in the initial capital and in the total number of votes at the General Meeting of Shareholders of that subsidiary company went up to 86.72%.

8.19. On September 29, 2004, Orbis S.A. purchased a block of 19,510 shares in Orbis Transport Sp z o.o. for the price of PLN 1,836,000 per block, i.e. at PLN 94.11 per share. The seller was the shareholder Nordea Finance Polska S.A.. As a result of that transaction, the share held by Orbis S.A. in the initial capital and the total number of votes at the General Meeting of Shareholders of that subsidiary company went up to 98.30%.

8.20 On October 18, 2004, the Company sold the title to perpetual usufruct of real property consisting of a plot of land, with an area of 40,466 square meters, located in Kraków at 28, Konopnickiej street, together with buildings and constructions erected on this plot of land, including a hotel building – formerly the Sofitel, for the net price of PLN 40,000 thousand. The buyer agreed not to pursue hotel activity at that location.

8.21 On October 19, 2004, the Extraordinary General Meeting of Shareholders of PKS Tarnobrzeg Sp. z o.o. adopted a resolution on an increase of the Company's share capital, on taking up of all newly issued shares by the issuer's subsidiary, i.e. Orbis Transport Sp. z o.o. and on paying for them by means of an in-kind contribution. Orbis Transport Sp. z o.o. took up 5,867 shares with a nominal value of PLN 500 each and amounting in total to PLN 2,933,500.00, this amount accounting for 40.29% of the Company's increased share capital. This amount is at the same time the purchase price of the said assets and corresponds to their value reported in the books of accounts of Orbis Transport Sp. z o.o.
Acquired assets have been financed with tangible assets of Orbis Transport Sp. z o.o. in the form of means of transportation – one coach, 79 passenger cars and four pieces of garage equipment.
Orbis Transport Sp. z o.o. holds 100% share in the share capital of that Company.

8.22 On November 15, 2004, the founding deed of the company established under the business name "Przedsiębiorstwo Komunikacj Samochodowej Gdańsk" Sp. z o.o. was signed. The issuer's subsidiary company Orbis Transport Sp. z o.o. took up all the newly issued shares of the said company, i.e. 108 shares having a nominal value of PLN 500.00 each (the aggregate value of shares totaling PLN 54.000.00) and paid for these shares by an in-kind contribution. This amount is at the same time the purchase price of the company's assets and corresponds to their value reported in the books of accounts of Orbis Transport Sp. z o.o..
The acquired assets have been financed with tangible assets of Orbis Transport Sp. z o.o. in the form of means of transportation, i.e. one truck.

8.23 On December 15, 2004 Orbis S.A. purchased a block of 13 653 shares in PBP Orbis Sp. z o.o increasing its share in the initial capital and in the total number of votes at the General Meeting of Shareholders of that subsidiary company to 95,05%. The selling party was constituted of the following shareholders: Invor Sp. z o.o., Chrobot Reisen,

Wilanów sp. z o.o. and 28 natural persons.

8.24 On December 31, 2004, the issuer's subsidiary company Orbis Transport Sp. z o.o. took up 18,000 shares having a nominal value of PLN 500 each, with an aggregate value of PLN 9 million, pursuant to a resolution of an Extraordinary General Meeting of Shareholders of the acquired company dated December 8, 2004 on increase of the share capital by the above stated amount, accounting for 99.4% of the increased share capital of that company. The shares have been paid for by an in-kind contribution having the form of a business enterprise, as defined in Article 55 (1) of the Polish Civil Code, with the value of PLN 9 million, acquired by Orbis Transport Sp. z o.o. on December 7, 2004 from the State Treasury, which remained in the possession of the state vehicle communication company Przedsiębiorstwo Państwowej Komunikacji Samochodowej in Gdańsk until the moment of its acquisition. Transfer of the enterprise, comprising in particular the title to perpetual usufruct of 2 plots of land in Gdańsk and 4 plots of land in Kartuzy having a total area of 4,66,76 hectare along with the ownership title to buildings and constructions located thereon, as well as the fixed assets and remaining assets and liabilities to PKS Gdańsk Sp. z o.o. took place on December 7, 2004.
The acquisition price of the above-mentioned shares totals PLN 9 million and is equivalent to their value reported in the accounting books of Orbis Transport Sp. z o.o. Orbis Transport S.A. holds 100% shares in PKS Gdańsk Sp. z o.o.

9. Litigation pending in courts of law and public administration authorities

9.1 Proceedings related to the real property with the building of the **Europejski Hotel** situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, land and mortgage register no. KW 201926,

a) Litigation before the civil court initiated by Orbis S.A. against the President of the Capital City of Warsaw (formerly Head of the Warsaw County) to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26,276,875, the ownership of the land to Orbis S.A. has been suspended upon a joint request of the parties (Orbis S.A., the state treasury, the President of the capital city of Warsaw and "Hotel Europejski w Warszawie" S.A. (HESA)). The Court has taken decision to resume proceedings upon request of HESA – third party intervener. By virtue of the judgment rendered on July 20, 2004, the District Court dismissed the action initiated by Orbis S.A. and adjudged the reimbursement of costs of litigation from Orbis S.A. for the benefit of the State Treasury and HESA. On July 22, 2004, the attorneys of Orbis S.A. applied the Court to substantiate the judgment and serve the judgment along with the substantiation. On September 15, 2004, attorneys of Orbis S.A. appealed against the above judgment of the District Court dated July 20, 2004 challenging the judgment in its entirety and motioning that it be repealed and that the case be referred to the District Court for re-consideration. On September 27, 2004 the court fee for the appeal was paid. By virtue of the decision rendered on December 30, 2004, the Court of Appeals dismissed the appeal filed by Orbis appeal and adjudicated that Orbis pay PLN 5,400 to the State Treasury and HESA each as reimbursement of costs of proceedings. The judgment is not final. On behalf of Orbis S.A. the case is defended by Spółka Prawnicza I & Z s.c..

b) On October 18, 2002, the entry in the land and mortgage register no. KW 201926 made on May 11, 2002 and concerning the disclosure of a bricked, four-storey building representing an object of ownership independent of the plot of land, with a total area of 21,125.9 square meters, designed for service-rendering purposes (hotel) entered in the land and mortgage register KW upon request dated March 06, 2002, was appealed against by Orbis S.A. with the District Court through the intermediation of the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division. In connection with the receipt on November 14, 2002, by Orbis S.A. of a formal notification from the Circuit Court for Warsaw-Mokotów in Warsaw, X Land and Mortgage Registry Division about the aforementioned entry, on November 18, 2002 Orbis S.A. filed and paid for an appeal. By virtue of a ruling of February 11, 2003 the District Court rejected the appeal filed by Orbis S.A.. A complaint was filed against that ruling. By virtue of a decision dated September 24, 2003 issued at a closed sitting, the Supreme Court rejected the Orbis S.A. complaint against a decision of the District Court in Warsaw dated February 11, 2003. As requested by Orbis S.A., Spółka Prawnicza I&Z drafted a Complaint to the Constitutional Tribunal challenging Article 510 section 2 of the Code of Civil Proceedings in connection with "deprivation of a right to court" and filed the said Complaint with the Tribunal on February 27, 2004. Having initially considered the Constitutional Complaint filed by Orbis S.A. at a closed session, by virtue of its decision dated May 04, 2003 the Constitutional Tribunal refused to carry on the proceedings on the complaint (case file Ts 30/04). Currently, the case is at the stage of an interlocutory appeal lodged on May 13, 2003 whereby the entire judgment rendered by the Constitutional Tribunal on May 4, 2004 has been challenged and a request has been made to annul it and examine the complaint. The state of the case has not changed.

c) On April 14, 2003, Orbis S.A. was delivered a statement of claim filed by "Hotel Europejski w Warszawie Spółka Akcyjna" against Orbis S.A. concerning the handing over of real property, together with a request for exemption from court costs. The value of object at dispute was assessed in the statement of claim at PLN 90,000,000. Orbis S.A. did not plead defense and requested to reject action in its entirety and to suspend proceedings. The District Court, by virtue of its decision dated May 7, 2004, suspended proceedings on that case. The state of the case has not changed. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka. (XX GC 173/03).

d) On July 16, 2003 Orbis S.A. filed a statement of claim with the Court against the State Treasury – the President of the Capital City in Warsaw and the company Hotel Europejski w Warszawie S.A. and motioned to declare the invalidity of an agreement dated September 13, 2001 concluded between defendants, concerning the establishment of a title to perpetual usufruct of the Warsaw-based real property located at 13 Krakowskie Przedmieście street, entered in the land and mortgage register no. KW 201926 and to secure this action by way of entering a warning in Section III of the land and mortgage register informing of pending court proceedings to declare the invalidity of the said agreement. In the statement of claim, the value of the object at dispute was defined at PLN 90,000,000. By a decision dated November 7, 2003, the District Court secured the claim by making a warning entry concerning the pending court proceedings in Section III of the land

and mortgage register no. KW 201926 (case file no. I C 1271/03). On April 2, 2004 the Court passed its ruling rejecting the action. On May 7, 2004 an appeal against the aforementioned decision of the District Court was filed on behalf of Orbis S.A., whereby the decision was challenged as breaching upon certain provisions of the Decree of October 26, 1945 on the ownership and use of land on the territory of Warsaw and the Act on supporting construction. By virtue of judgment rendered on January 11, 2005, the Court of Appeals dismissed the appeal filed by Orbis appeal and adjudged that Orbis pay PLN 5,400 to the State Treasury and HESA each as reimbursement of costs of proceedings. The judgment is not final. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

e) On December 23, 2003, Orbis was served a claim for damages, delivered by the District Court in Warsaw, of "Hotel Europejski Spółka Akcyjna" against Orbis S.A. to adjudge the payment by Orbis S.A. to HESA of the amount of PLN 190,970,000.00 as remuneration for the use of the real property located in Warsaw, at 13 Krakowskie Przedmieście street, from August 1, 1993 till December 31, 2002, along with statutory interest from the date of filing the claim for damages until the date of payment. Orbis S.A. filed for rejection of the claim and suspension of the proceedings on this case until a final and binding resolution of the proceedings, case file no. I C 1271/03 (referred to under letter d) above). In a pleading dated June 16, 2004 attorney of HESA extended the action in such a manner that he requested to adjudge, besides the already adjudged amount of PLN 190,970,000.00, an additional amount of 27,868,100.00 along with statutory interest to be paid by Orbis S.A. to HESA. By virtue of decision dated December 17, 2004, the District Court suspended proceedings on that case until final resolution of the case IC 1271/03 outlined under letter d) above. In this case, Orbis S.A. is represented by the attorney-at-law Zbigniew Banaszczyk of the Law Office in Warsaw and counselor Ksawery Łukawski, attorney-at-law running a Law Office in Magdalenka.

f) The Head of the Mazowieckie Voivodship, having considered the request of Orbis S.A. dated December 6, 1993, refused, by virtue of decision no. 317/04 dated May 10, 2004, to declare the acquisition of the title to perpetual usufruct of the plot of land owned by the State Treasury, located in Warsaw, at 13 Krakowskie Przedmieście by Orbis S.A. by force of law and refused to declare the acquisition of a title of ownership of the building located on that plot of land. On June 04, 2004 an appeal against that decision was filed with Minister of Infrastructure, on behalf of Orbis S.A. and through the intermediation of the Warsaw's Voivod, requesting the annulment of the said decision and referring the case to be re-considered by the Head of the Mazowieckie Voivodship or requesting the suspension of proceedings on that case until litigations pending before court have been finally resolved, and, at the same time, challenging the decision as breaching upon Art. 6, 7, 8, 9, 10, and 107 of the Code of Administrative Proceedings. By virtue of the decision dated September 21, 2004, the Minister of Infrastructure suspended the proceedings concerning the consideration of the abovementioned appeal against the decision of the Head of the Mazowieckie Voivodship no. 317/04 dated May 10, 2004 that had been filed by Orbis S.A. On December 15, 2004, attorneys of Orbis were notified by Minister of Infrastructure that HESA filed a motion to re-consider the case

already resolved by virtue of the above mentioned decision of Minister of Infrastructure dated September 21, 2004. In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc.

g) A case initiated by HESA, dated February 02, 2004 filed with the Patents Office of the Republic in Poland, Department of Contentious Matters, against Orbis S.A. for the annulment of the right arising out the registration of a word and graphic trade mark "EUROPEJSKI" no. R-115385 and "EUROPEJSKI" no. R-115383, registered since 1995 for the benefit of Orbis S.A.. Orbis S.A. does not recognize the claim of HESA. Orbis S.A. applied for the rejection of the aforementioned request filed by HESA. Orbis S.A. has requested a patent attorney, Mr. Andrzej Grabowski to defend this case.

h) By virtue of a letter of the Office of the Capital City of Warsaw, Real Estate Management Office, Department of Real Estate of the State Treasury dated August 30, 2004 (served on Orbis S.A. on September 7, 2004), Orbis S.A was notified that administrative proceedings had been initiated ex officio concerning the declaration of invalidity of the decision of the Head of the Department of Geodesy and Land Management of the District Office of Warszawa-Śródmieście dated June 28, 1998, no. 18/88. The case relates to the transfer of the real estate located in Warsaw, at 13 Krakowskie Przedmieście, having an area of 5,070 square meters, under administration of the State Enterprise Hotele "Orbis-Bristol-Europejski". In this case, Orbis S.A. is represented by Spółka Prawnicza I&Z sc

9.2 Kasprowy Hotel in Zakopane.

a) Litigation was pending before the District Office in Nowy Targ initiated by Helena Leśniak and Bronisława Biernacik acting for themselves and the incapacitated Mr. Maciej Gąsienica for the reinstatement of their title to parts of plots no. 185/2 and 185/3, map section 75 (former plot no. 31/1) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots no. 185/2 and 185/3. The decision of the Head of the District Office in Nowy Targ was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod was rejected on June 8, 1998. On December 17, 2003, the Head of the County Office in Zakopane decided to suspend *ex officio* the administrative proceedings concerning the reinstatement of real property of a part of plots until a final resolution of the case related to the termination of the title to perpetual usufruct of the real property covered by the motion for reinstatement or until the decision concerning the acquisition of the title to perpetual usufruct of the real property is rendered illegitimate. According to the letter of the County Office in Zakopane of Małopolskie Voivod dated January 14, 2004, on January 6, 2001 an appeal was lodged against the said decision of the Head of the County Office. By virtue of the decision no. RR VII ŚL.7724-49-04 dated February 19, 2004, the Małopolskie Voivod revoked the aforementioned decision of the Head of Tatry District dated December 17, 2003 no. GG.II.7221A/13/03. The Office of the Małopolskie Voivodship in Kraków returned, along with a letter dated May 6, 2004 addressed to the Office of the Tatry District, files of the case related to the ex-officio suspension of proceedings concerning the reinstatement of plots of land by the Head of the Tatry District, and informed that no complaint against that decision

of the Małopolskie Voivod dated February 19, 2004 had been filed by the aforementioned date.

The case concerns a complaint of Orbis S.A. to the Supreme Court against the decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings related to the declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994. In response to the complaint of Orbis S.A. against the President of the Housing and Municipal Office decision dated April 26, 2001, concerning suspension of the proceedings on the declaration of invalidity of the above-mentioned decision of the Nowosądeckie Voivod, on July 06, 2001 the President of the Housing and Municipal Office moved to reject it. By virtue of a ruling dated April 17, 2003, the Supreme Administrative Court dismissed the complaint lodged by Orbis S.A. against the decision of the President of Housing and Municipal Development Office dated April 26, 2001 concerning the suspension of proceedings related to the declaration of invalidity of the enfranchisement decision. The state of the case has not changed.

b) Litigation concerning termination of the title to the perpetual usufruct of the plot located in the spot named Polana Szymoszkowa was pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On September 30, 1997, the Supreme Administrative Court revoked the decision of the Nowosądeckie Voivod concerning refusal to grant the title to perpetual usufruct. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and the decision of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the title to perpetual usufruct in possession of Orbis S.A. to the plot located at Polana Szymoszkowa (case file no. II SA Kr. 108/98) as a result of a complaint filed by Mrs. Czesława Ross and Maria Walczak. On August 22, 2002, having reviewed the appeal of Mr. Zbigniew Kluz, a counselor-at-law representing Mrs. Czesława Ross and Maria Walczak against the decision of the Head of the Tatry District dated March 5, 2002 (GG.II.7224/84/1/92) concerning the annulment of the administrative proceedings regarding the termination of the title to perpetual usufruct held by Orbis S.A. to the land owned by the State Treasury and located in Zakopane, the Małopolskie Voivod upheld the decision that had been appealed against in full force and effect and terminated the proceedings. A complaint against the aforementioned decision was filed with the Supreme Administrative Court. The date of the hearing has not been set (II SA/Kr 2438/02). The state of the case has not changed.

c) Litigation initiated by Jan Gąsienica Ciaptak and Maciej Gąsienica Ciaptak for the reinstatement of real estate located in Polana Szymoszkowa in Zakopane (with Hotel "Mercure-Kasprowy" developed thereon), formerly identified as a plot of land 1.kat. 11654/2, with an area of 10 ares and 25 square meters, Lwh 4567 on grounds that it had been improperly expropriated. On May 31, 1994, the former District Office in Nowy Targ discontinued proceedings on this case by virtue of an administrative decision. This decision was upheld by virtue of a decision of the former Head of the Nowosądeckie Voivodship dated July 08, 1994, which was challenged with the Supreme Administrative Court in Cracow. The Supreme Administrative Court in Cracow suspended proceedings on that case by virtue of its

decision dated June 9, 1995 on the grounds that litigation was initiated at that time concerning the expiry of perpetual usufruct by Orbis S.A. of real estate in Polana Szymoszkowa. By virtue of decision dated August 22, 2002, the Head of Małopolskie Voivodship upheld the decision of County Office in Zakopane concerning the discontinuance of proceedings concerning the termination of perpetual usufruct on the grounds of its irrelevance. In that connection, the Voivodship Administrative Court resumed the aforementioned, suspended proceedings. At a hearing held on May 12, 2003, the Voivodship Administrative Court in Cracow took decision, having established that a complaint against the decision of the Head of the Małopolskie Voivodship dated August 22, 2002 has been filed with the said Court, suspend once again the proceedings related to the said case. The state of the case has not changed.

9.3 Grand Hotel in Warsaw.

By a decision dated September 20, 2002, acting on a complaint filed by Joanna Ostrowska-Bazgier, the Supreme Administrative Court revoked the appealed-against decision of the President of the Housing and Municipal Development Office dated August 21, 2000, and the preceding decision of the President of the Housing and Municipal Development Office dated august 21, 2000, concerning declaration of invalidity of the administrative decision dated April 11, 1950, and issued by the President of the Capital City of Warsaw. According to the letter of the President of the Housing and Municipal Development Office dated July 28, 2003, and addressed to Orbis S.A. and other addressees, proceedings are pending on the case concerning declaration of invalidity of the administrative decision issued by the President of the Capital City of Warsaw dated April 11, 1950, that refused to grant to the former owners the right to reinstate the time limit to file a motion for temporary ownership of land constituting a real property in Warsaw located at 19 Wspólna street and a decision dated April 17, 1950 refusing to grant to the former owners the title to temporary ownership of the said real property. According to information contained in a letter of Minister of Infrastructure dated November 5, 2004 addressed to the Branch, presently actions are being undertaken in administrative proceedings aimed at establishing all parties to the above mentioned proceedings, as well as at establishing current addresses of successors, if any. The Ministry of Infrastructure applied to the Archives of the Capital City of Warsaw, the Jewish Commune and the Archives of Marriages and Deaths Register Office for the determining the above mentioned data. The case is pending.

9.4 Vera Hotel in Warsaw.

a) The Branch filed an application dated May 14, 1999 with the Warsaw County Office for giving the land with an area of 7 square meters forming part of plot no. 11 section 2-02-03 for perpetual usufruct, under Article 37 section 2 point 6 of the Act of 21 August 1997 on Administration of Real Property (Official Journal Dz.U. No.115, item.741, as subsequently amended) in order to improve the conditions for the development of real property where the Vera Hotel building is situated. Such an application was necessary because the analysis of the line of the boundary of real property of which Orbis S.A is the perpetual usufructuary, conducted in 1997 proved that since the date of the construction of the Vera Hotel, i.e. since 1980, the said boundary line has been permanently violated in such a manner that the 7 square meters of the hotel building are situated in the boundary line of plot no. 11 used as Bitwy Warszawskiej 1920 street. The proceedings are carried out by the Office of the Head of the Warsaw County, Real Property Department, files no.

GN/GSP/7224/U./C./O./ /387/99/GJ. Necessary documents have been assembled in files and the Warsaw County Office (presently, the President of the Capital City of Warsaw) is preparing the so-called record of arrangements preceding the execution of relevant notary's deeds. To date, the aforementioned record of arrangements indispensable for the signature of notary's deed has not been completed. The state of the case has not changed.

b) The appeal filed with the Self-Government Appellate Board against the Office of the Capital City of Warsaw, Ochota District Branch, against the revaluation of the fee for perpetual usufruct of land made in 2003, effective as from January 1, 2004. The Self-Government Appellate Board fixed a dead-line for settling the matter amicably, if possible. Cost estimates of the parties have been submitted to the Arbitration Committee of the Polish Federation of Property Experts' Associations at 50, Nowogrodzka street. The case is pending.

9.5 Gdynia Hotel in Gdynia.

a) Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, proceedings concerning adjusting the boundaries of the real property used by the Branch are pending before the self-government and state administration authorities, initiated under Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The state of the case has not changed. The case is pending.

b) On January 10, 2002, the Branch filed a motion to the Self-Government Appellate Board in Gdańsk against President of the Town of Gdynia to acknowledge the revalued annual fee for perpetual usufruct of land equivalent to a different amount than specified in a notice of termination dated December 13, 2001, no. MGS-BT-7013-1/73/78-2001/A-4 as equitable. The new fee amount was determined at PLN 777,165.12. On June 17, 2004, a hearing was held before the Self-Government Appellate Board. The Branch is awaiting the decision.

9.6 Novotel Centrum in Poznań

a) On March 21, 2003 the attorney of Orbis S.A. filed an application for the establishment of paid easement of passage on the adjacent real property. On December 2003, the company „Andersia Property" neighboring on the Hotel, filed a letter for dismissal of application. At a meeting on December 19, 2003, in connection with reconciliatory negotiations, the Court suspended – upon the application of Orbis S.A. and upon consent of „Andersia Property", proceedings until March 19, 2003. On March 18, 2003, the Branch filed an application for further suspension of proceedings. By virtue of an application dated August 28, 2004, Orbis S.A. motioned for the resumption of the suspended proceedings, modified the application for the establishment of easement of necessary passage and applied for securing the application by putting the participant (Andersia Property Sp. z o.o.) under an obligation to render the access to the Novotel Centrum from Kościuszki street (as has been the case to date) available to the applicant (Orbis S.A.), against consideration. In reference to the above mentioned application dated August 28, 2004, the attorney of Orbis S.A., in a letter dated October 15, 2004, once again applied for securing that application instantly. On October 18, 2004, the attorney of Orbis S.A. filed an application with the Civil Court for entering a warning on pending litigation concerning the establishment of paid easement of passage, by way of a provisional enforcement writ. By virtue of decision dated December 20, 2004, the Circuit Court dismissed the application of Orbis to secure

the claim. By virtue of an application dated January 10, 2005, Orbis S.A. filed a complaint against this decision.

b) Litigation is pending concerning the issue of a decision on a permit for Andersia Property Sp. z o.o., to demolish the garage/parking lot located in the direct vicinity of Novotel Centrum in Poznań. As a party to that litigation, Orbis S.A. applied for respecting the interests of the Hotel in the permit Andersia Property Sp. z o.o. to demolition the garage/parking lot. The body of the first instance (President of the City of Poznań) included a provision on respecting the rightful interests of the Hotel. Taking into consideration the fact that the provision on respecting the rightful interests of the Hotel is not precise and that this decision being not satisfactory, Orbis S.A. filed an appeal against that decision with the Wielkopolskie Voivod. By virtue of decision dated November 17, 2004, the Wielkopolskie Voivod revoked the decision of President of the City of Gdańsk and referred it to the body of first instance for re-consideration. As the text of justification to that decision contained provisions infringing upon the interests of the hotel, Orbis S.A. filed a complaint with the Voivodship Administrative Court in Poznań against the decision of the Wielkopolskie Voivod dated November 17, 2004.

c) Andersia Property Sp z o.o. applied for issuing a decision on building and land development conditions for a new investment consisting in the construction of an complex comprising of office, hotel and commercial facilities. The said complex is located in immediate neighborhood of Novotel Centrum Poznań, on the premises of presently existing garage/parking lot. Being a party to these proceedings, Orbis S.A. applied that the interests of the Hotel be respected in the course of implementation of that investment project. Since the decision of the President of the City of Poznań specifying applicable building and land development conditions to Andersia Property Sp. z o.o. did not take into account the interests of Orbis S.A., the said decision was challenged on January 17, 2005 before the Self-Government Appellate Board in Poznań.

d) Orbis S.A. filed an application for the issue of decision concerning the location of a public utility investment consisting in the construction of a driveway to Novotel Centrum. By virtue of decision dated August 25, 2004, President of the City of Poznań suspended proceedings on that case. Orbis S.A. appealed against that decision to the Self-Government Appellate Board in Poznań. By virtue of decision dated November 2, 2004, the Self-Government Appellate Board revoked the decision of the President of the City of Poznań dated August 25, 2004. By virtue of a subsequent decision dated November 29, 2004, the President of the City of Poznań once again suspended proceedings on that case and Orbis S.A. once again filed a complaint on that case with the Self-Government Appellate Board in Poznań.

9.7. Litigation upon the application of Orbis S.A. against the Head of the Warsaw County (presently President of the Capital City of Warsaw). On May 25, 2001, Orbis S.A. filed, through the agency of the Self-Government Appellate Board, an objection with the District Court, I Civil Division against the decision of the Self-Government Appellate Board dated April 25, 2001 dismissing the application for determining that the increase in the fee for perpetual usufruct of land located at **16 Bracka street is** justified in a lower amount. At a hearing held on June 24, 2002 the attorney of Orbis S.A. sustained that the annual fee for perpetual usufruct of land was determined in excessive amount and changed the merits of the case, motioning to render the decision determining the

annual fee for perpetual usufruct of land at PLN 161,776 and filed a pleading, along with property appraisal prepared by eng. J. Szymański. Therefore, presently the value of object at dispute amounts to PLN 62,934.20. In response to the statement of claim dated October 24, 2002, the State Treasury – Head of the Warsaw County motioned to dismiss the statement of claim. By virtue of decision dated February 27, 2003, on which day the Court was to announce its decision, the Court took decision to re-open the already-closed proceedings and to adjourn it as well as to admit evidence by a real estate valuation expert who is to be commissioned with the determination of the market value of the said real property as at January 1, 2001 for the purposes of revaluation of fees for perpetual usufruct. In the property appraisal commissioned by the District Court, the real property expert, Mr. M. Szydłowski determined the value of real property at 16 Bracka street at PLN 5,536,700 (according to the property appraisal submitted by Orbis S.A., the value of real property was determined at PLN 5,392,530). Therefore, Orbis S.A. motioned to establish the amount of annual fee for perpetual usufruct at PLN 166,101.00 applicable as from January 1, 2001. At a hearing held on December 8, 2004, the Court admitted supplementary expert evidence whereby the value of real property was assessed at PLN 5,590,000. Upon the Defendant's request challenging the said supplementary opinion, the Court decided to admit evidence by another court expert concerning the market value of the real property concerned as at November 21, 2000 for the needs of revaluation of fees for perpetual usufruct and decided to adjourn the hearing and to ex officio fix a new date of hearing after receipt of new opinion of a court expert. The case is pending.

9.8 Sofitel Victoria in Warsaw

a) On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, represented by attorney K. Labe, proceedings are pending in a case concerning the declaration of invalidity of the decision issued by the Ministry of Municipal Economy no. MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the Capital City of Warsaw, no. GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the title to temporary ownership of the land located in Warsaw at 5 Krakowskie Przedmieście street, mortgage no. 410 (part of the said real property is held by Orbis S.A. under perpetual usufruct, was refused and whereupon all the buildings located on the said land became the property of the State Treasury. The President of the Housing and Municipal Development Office refused, by virtue of the decision dated February 24, 2003, to declare the invalidity of the aforementioned administrative decision of Presiding Board of the Capital City of Warsaw dated December 12, 1961 and the afore-mentioned decision of the Ministry of Municipal Economy dated May 15, 1962. On March 19, 2003, the attorney of Mrs. Raczyńska, Mrs. Demblińska and Mrs. Rey filed a motion to re-consider the case related to the case resolved by virtue of the decision dated February 24, 2003, of which Orbis S.A. was informed by the Housing and Municipal Development Office on March 25, 2003, and motioned to annul the challenged decision in its entirety and to declare the aforementioned decision of the Ministry of Municipal Economy dated May 15, 1962 and the decision of the Presiding Board of the National Council in the Capital City of Warsaw of December 20, 1961 invalid. By virtue of the decision dated April 24, 2003, the President of the Housing and Municipal Development Office – having

considered the motion to reconsider the case - upheld the aforementioned decision dated February 24, 2003. In response dated June 30, 2003 to the complaint lodged by Mrs. Wiridianna Rey, Mrs. Wanda Dembińska and Mrs. Catherina Raczyńska, represented by attorney Krzysztof Labe, the President of the Housing and Municipal Development Office motioned to dismiss the complaint. By virtue of decision dated November 2, 2004, the Voivodship Administrative Court, owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The Voivodship Administrative Court resumed the suspended proceedings but the date of the hearing has not been fixed.

b) Litigation is pending before the District Court in Warsaw against the Management Board of the Warszawa Centrum Municipality as a result of an objection filed by Orbis S.A. against the decision of the Self-Government Appellate Board concerning the payment for perpetual usufruct of land that was overestimated by PLN 118,723.56. Court fee has been paid. At a hearing on February 19, 2003, a real property valuation expert was appointed. It follows from the expert's opinion that the value of real estate is close to the value ensuing from the opinion of an expert appointed by the Office of the Capital City of Warsaw. The date of subsequent hearing has been scheduled for October 24, 2004.

9.9. Hotel Novotel Centrum in Warsaw.

a) Litigation upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision refusing to grant to the former owners the title to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), mortgage no. 5021.

Having reconsidered the case, the President of the Housing and Municipal Development Office declared, by virtue of the decision dated May 16, 2002, invalidity of the administrative decision of the Presiding Board of the National Council in the Capital City of Warsaw no. ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to review again the case terminated by the said decision of May 16, 2002. By virtue of the decision of March 31, 2003 (delivered to Orbis S.A. attorneys on April 9, 2003), the President of the Housing and Municipal Development Office upheld in force the aforementioned decision of May 16, 2002. On April 30, 2003 attorneys of Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision issued by the President of the Housing and Municipal Development Office on March 31, 2003 and motioned to revoke the challenged decision as well as the decision dated May 16, 2002 upheld by virtue of the said decision as well as motioned to suspend the execution of challenged decisions. By a decision dated July 29, 2003, the Supreme Administrative Court decided to suspend the execution of the challenged decision of the President of the Housing and Municipal Development Office dated March 31, 2003. In a letter dated August 31, 2004 addressed to the plaintiff's attorney (for information of the attorney of Orbis S.A.), the Minister of Infrastructure explained that the body applies for dismissing the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office declaring the invalidity of the administrative ruling of the Presidium of the Capital City of Warsaw refusing former owners the title to temporary ownership of the land located at 35 Jerozolimskie avenue. By virtue of decision dated October 20, 2004, the

Voivodship Administrative Court owing to non-existence of a central state administration body competent for acting in the capacity of a party to the case concerned, suspended proceedings until the body will be able to take action on the case. The attorney of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson – Andrzejewska filed a complaint against that decision and motioned that the challenged decision be revoked in its entirety and that the case be referred to the Voivodship Administrative Court for re-consideration. On January 14, 2005, the Voivodship Administrative Court resumed suspended proceedings but the date of the hearing has not been fixed yet.

b) In a letter dated September 8, 1998, Orbis S.A. was notified by the Housing and Municipal Development Office that proceedings were initiated upon application of Mrs. Elżbieta Sławińska concerning the declaration of invalidity of the administrative decision of the Presiding Board of the Capital City of Warsaw dated November 6, 1951, no. GM/TW20679/51 refusing to grant the title to temporary ownership to Warsaw-based plot of land located at 26 Nowogrodzka street, mortgage no. 1599-G and stating that all the buildings located on the said plot of land became the property of the State Treasury. On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Municipal Development Office (no. P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office of March 7, 2000 (no. PO.5.3.-R-29/99). Related to the declaration of invalidity of the above mentioned administrative decision dated November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners were disowned from their title to temporary ownership (according to the present legal status it is referred to as a "perpetual usufruct" to real property) to the real property located in Warsaw, at 26 Nowogrodzka street.

Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning the award of the title to temporal ownership (presently title to perpetual usufruct) of the real property located at 26 Nowogrodzka street, mortgage no. 1599 G. By virtue of an administrative decision (no. 820/ZP/2002) dated December 4, 2000 the President of the Capital City of Warsaw refused to establish the title to perpetual usufruct of the said real property. As follows from the letter from the Office of the Capital City of Warsaw, Real Property Management Division to the Voivodship Office of Mazowieckie Voivodship in Warsaw, Division of State Treasury and Ownership Transformations dated January 08, 2003 sent to Orbis S.A., Mrs. Elżbieta Sławińska, Mrs. Teresa Szydłowska and Mr. Roman Sławiński (appeal dated December 20, 2002) and Mrs. Joanna Kubiaczyk-Grodzka (appeal dated December 15, 2002) and attorney Jerzy Porczyński representing Mr. Jerzy Sławiński and Maria Podkulińska (appeal dated December 18, 2002) – successors of former owners – filed appeals against the aforementioned decision issued by the President of the Capital City of Warsaw dated December 4, 2002. By a decision dated July 28, 2003, the Mazowieckie Voivod upheld the challenged decision. A complaint against the said decision has been filed with the Supreme Administrative Court (I SA 1978/03). On January 14, 2005, after hearing the case, the Voivodship Administrative Court rendered judgment whereby it revoked both decision (i.e. of the President of the Capital City of Warsaw dated

December 4, 2003 and of the Mazowieckie Voivod dated July 28, 2003) and referred the case to be re-considered.

9.10 Hotel Novotel Marina in Gdańsk:

On December 18, 2001 an appeal was filed with the Self-Government Appellate Board in Gdańsk in connection with the increase in the annual fee for perpetual usufruct of land (from PLN 81,683.88 up to PLN 378,733.80). The amount proposed by the Branch equals PLN 189,366.90. On March 2, 2004, the Self-Government Appellate Board in Gdańsk rendered a decision dismissing the application of the Branch as inequitable. On March 16, 2004, the Branch lodged an objection against the Board's decision with the District Court in Gdańsk. The case has been settled amicably, the parties agreed to the amount of PLN 340,860.42.

9.11 Hotel Posejdon in Gdańsk.

On December 18, 2001 an appeal was lodged with the Self-Government Appellate Board in Gdańsk against notice of termination of the amount of the annual fee for perpetual usufruct of land on which the Hotel building is situated. On January 1, 2003 a proposal of an amicable agreement was filed with the Town Office in Gdańsk. The amount proposed by the Hotel: PLN 120,360.48. The Self-Government Appellate Board rejected the proposal of amicable agreement. The requested amount: PLN 207,926.55. The Self-Government Appellate Board dismissed the application for determining that the fee amount is inequitable. Objection against the decision was lodged. On June 22, 2004, a court expert conducted a view of the real estate. The appointed expert prepared a new valuation of the real estate, and established its value at PLN 5,021,075. Since the expert's applications related to the quoted value were inconsistent with the plaintiff's position, a supplementary opinion has been requested. The former position in the case stipulating that the increase in the annual fee for perpetual usufruct of land was not justified was upheld. The case has been adjourned until the date of hearing is fixed ex officio.

9.12 Hotel Novotel Centrum in Gdańsk.

On April 25, 2002 an appeal was filed with the Self-Government Appellate Board against the land use permit dated March 21, 2002 issued upon the application of Towarzystwo Inwestycyjne performing construction works related to the infrastructure in the vicinity of the Hotel. By virtue of decision dated June 16, 2003, the Self-Government Appellate Board revoked the challenged decision in its entirety and referred the case for reconsideration by the authority of the first instance. No information as to whether the appeal has been filed with the Supreme Administrative Court.

On November 13, 2002, Orbis S.A. filed a complaint with the Supreme Administrative Court against the decision of Minister of Culture dated October 07, 2002 concerning the discontinuance of appellate proceedings initiated by Orbis S.A. in connection with the decision of the Pomorskie Voivodship Conservator of Historical Monuments dated February 18, 2002 coordinating the draft land use permit for the investment project consisting in the execution of a complex of buildings with residential, commercial, hotel and office functions on the land located in Gdańsk in the quarter surrounded by Chmielna, Żytnia and Spichrzowa streets. In response dated February 18, 2003 to the complaint of Orbis S.A., the Minister of Culture moved for its rejection. On March 26, 2004 the Voivodship Administrative Court in Warsaw took decision to adjourn the hearing and obligated the attorney of the plaintiff to indicate the address of the participant in the proceedings, Towarzystwo Inwestycyjne. Since it has been impossible

to establish the current address of Towarzystwo Inwestycyjne sp. z o.o., on June 25, 2004 the Voivodship Administrative Court has suspended proceedings on that case. On November 22, 2004 the proceedings concerned were resumed.

9.13 Giewont Hotel in Zakopane.

The enfranchisement proceedings before the Małopolskie Voivod were suspended because in November 2002 Mr. Adam Fedyk applied for the reinstatement of the real property concerned (the letter pertaining to that matter has been forwarded to the Administrative and Economic Director in the Management Board's Office by the lawyer rendering services for the Branch). On June 28, 2003, the Małopolskie Voivodship Office in Cracow resumed the suspended proceedings. The Branch has found that the Małopolskie Voivodship Office is awaiting the position of the County Office on the issue related to the filing of another application for the reinstatement of the real property. A reminder was addressed to the County Office concerning the vindicatory proceedings conducted by Mr. A. Fedyk. The resolution of the preliminary question by the Head of Tatry District was contingent upon the determination of invalidity of the decision on enfranchisement. The Minister of Infrastructure refused to determine the invalidity of the decision as requested by the claimant in the procedure of the Code of Administrative Proceedings The Minister of Infrastructure refused to declare the invalidity of the decision on enfranchisement, and subsequently, upheld his decision in force in the course of appellate proceedings. . The party applied for reconsideration of the case. The decision of the Minister of Infrastructure, rendered as a result of reconsideration of an application for the declaration of invalidity of decisions on nationalization, was appealed against by the applicants in the Voivodship Administrative Court, which in practice makes it impossible to effectively proceed with the enfranchisement proceedings until the Administrative Court renders its decision. An application for making an entry in the land and mortgage register was filed. Closing these proceedings, as preliminary issues, should render it possible to complete the enfranchisement proceedings. The Court filed an application with the Circuit Court in Zakopane for disclosure of changes in the area of plots of land. Moreover, incidental proceedings are underway, completion of which will allow for the undertaking of the main proceedings.

By virtue of decision dated December 6, 2004, the Minister of Infrastructure, having considered the appeal of Mr. Adam Fedyk against the decision of the Małopolskie Voivod dated June 30, 2004 on the refusal to resume proceedings resolved by the decision of the Nowosądeckie Voivod dated January 30, 1996 upholding the decision of the Head of District Office in Nowy Targ dated November 20, 1995 concerning refusal to reinstate real property located in Zakopane at 1 Kościuszki street, marked as a plot of land no. 101 map section 5, stated that that the dead-line for filing an appeal was missed. By virtue of decision dated December 14, 2004, the Minister of Infrastructure referred the application of Adam Fedyk for resumption of proceedings resolved by the final decision of the Małopolskie Voivod dated June 30, 2004 to the Małopolskie Voivod, being the competent authority to consider that case.

By virtue of decision dated November 9, 2004, the Minister of Infrastructure, having considered the application of Mr. Romuald Struczkowski for reinstatement of dead-line for filing an application against the above mentioned decision of the Małopolskie Voivod dated June 30, 2004, refused to reinstate the dead-line for filing the appeal. In a response dated December 14, 2004 to the complaint of Mr. R. Struczkowski dated November 25, 2004 against the decision of the Minister of Infrastructure dated

November 9, 2004, the Minister of Infrastructure motioned for dismissal of the complaint.

9.14 Novotel Okęcie Airport in Warsaw

On April 22, 2003, the Branch filed a claim with the District Court for the Capital City of Warsaw, IV Civil Division, against Małgorzata Bańkowska to release a part of the real property of the Hotel constituting a plot of land with an area of 90 square meters which the defendant is in possession of without a legal title. The case was placed on the court agenda and assigned case no. IV C 519/03. A hearing was held on December 22, 2003. The proceedings have been suspended on the defendant's motion until her application for the prescription of real property is examined. No new fact related to that case have occurred.

9.15 Litigation concerning the real property at 11 Pijarska street in Cracow:

a) On January 21, 2003 the attorney of Mrs. Stanisława Marczak, Paweł Arkadiusz Marczak, Arkadiusz Marczak and Adam Marczak filed a claim against the State Treasury represented by the Małopolskie Voivod and Orbis S.A. for the adjustment of the legal status of the real property located at 11 Pijarska street in Cracow, land and mortgage register no. KW 8615, comprised of the plot of land no. 15 section 1 with an area of 315,60 square meters in a manner providing for entering the following persons as co-owners: S. Marczak owner of $3/16^{ths}$, P.A. Marczak owner of $1/16^{ths}$, G. Marczak owner of $1/16^{ths}$, A. Marczak owner of $1/16^{ths}$, in Section II of the land and mortgage register - in lieu of State Treasury – under management of the State Enterprise Orbis Hotels: Cracovia-Holiday Inn –Forum - Francuski and Wanda in Cracow - thereby diminishing the share held by the State Treasury to $10/16^{ths}$. By virtue of its decision dated June 30, 2003, the District Court secured the claim by entering a note on pending litigation in the land and mortgage register no. KW 8615. By virtue of the judgment dated October 18, 2004, the Circuit Court admitted the plaintiffs' request in its entirety and adjudged an aggregate amount of PLN 7,230 to be paid by Orbis for the benefit of plaintiffs as reimbursement of costs of proceedings. On November 29, 2004, an appeal was lodged against the said judgment dated October 18, 2004 whereby the said judgment was challenged in its entirety. On behalf of Orbis S.A., the case is defended by attorney Janusz Nowiński.

b) On October 13, 2003, Orbis S.A. was summoned to appear before the District Court in Kraków, I Civil Division on November 26, 2003 at a hearing, in the capacity of a party in the litigation initiated by Mr. Stanisław Marczak and others against Orbis S.A. for the payment, for the benefit of the plaintiff, of an amount of PLN 550.800,00 along with statutory interest due from the date of the claim as a fee for non-contractual use of the real property located in Cracow at 11 Pijarska street, with a three-story tenement house developed thereon, with floor area of 480 square meters, in the period from September 20, 1994 until it is released (the Court has attached the claim pertaining to that issue to the aforementioned summons issued by the Court). The hearing was adjourned until April 21, 2004. On December 01, 2003 the real property was released to its owners and this fact was confirmed in the take-over protocol. The case is currently suspended since we are awaiting a prejudicial resolution by the Circuit Court for Cracow – Śródmieście concerning the alignment of the wording of the entry in the Land and Mortgage Register (for that real estate) to the actual legal status (case file no. IC 1142/03).

   In April 2004, the two other owners of that real estate, namely Mrs. Magdalena Marczak and Andrzej Marczak, represented by attorney Małgorzata Piechota, filed an

action with the District Court in Cracow to be attached to case file no. 761/04 for the payment of an amount of PLN 594,000.00 as remuneration for non-contractual use of the real estate at 11 Pijarska street in Cracow. At the hearing held on June 30, 2004, the Court, upon an application of the attorney of Orbis S.A., stated that the action related to the very same claim has already been filed with the Court and has been assigned case file no. IC 1142/03 and is currently being examined. In such circumstances, the Court issued a decision to combine the two cases to be examined jointly and to identify them under the formerly assigned case file no. IC 1142/03. No new developments related to that case. on behalf of Orbis S.A. the case is defended by attorney Janusz Rowiński.

c) On November 29, 2004, attorney of Orbis S.A filed a suit against owners of the tenement house located in Pijarska street in Kraków (S. Marczak, P. Marczak, G, Marczak, A. Marczak, A. Marczak, M. Marczak) for reimbursement of expenditure and applied for adjudging an amount of PLN 1,541,346.56 along with statutory interest as from December 1, 2003 and reimbursement of costs of proceedings to be paid jointly and severally to Orbis S.A.. On behalf of Orbis, the case is defended by attorney Janusz Nowiński.

9.16 By virtue of decisions dated May 05, 2003, the President of the City of Poznań, having examined the application of Mrs. Wanda Rusiecki and Mr. Krzysztof Pawłowski filed by the agency of Mr. Jędrzej Pawłowski on December 12, 2002 and, having examined the application of Mr. Jędrzej Pawłowski filed by the agency of attorney Żanna Demska on January 06, 2003, concerning the resumption of administrative proceedings that ended with the issue of a decision no. 242/2001 dated March 12, 2001 on conditions for building and land development of real property located in **Poznań, at the junction of Roosevelt and Słowackiego streets** (plots no. 38/2, 39/2, 41/3, 42/3, 43/4) for an investment project comprising the construction of an office-service building, refused to repeal its own decision dated March 12, 2001 on conditions for building and land development. As it follows from the letter dated June 09, 2003 from the Office of the City of Poznań, Department of Town Planning and Architecture to the Self-Governing Board of Appeals in Poznań, the decision dated May 05, 2003 on refusal to repeal the decision dated March 12, 2001 has been appealed against. By virtue of the decision dated November 24, 2003, the President of the City of Poznań decided, having re-examined the application, to resume the administrative proceedings concerning the determination of conditions for land development. No new fact related to that case have occurred.

9.17 Litigation concerning a real property located in **Wilanów at 27 St. Kostki Potockiego street (Wilanów restaurant)** carried out by successors of a former owner, Adam Branicki that ended with a ruling of the Supreme Administrative Court in Warsaw dated June 09, 2003 (case file IV S.A. 3462/01) repealing the decision of the government administration bodies of the first and second instance. According to the Branch, no mention of this litigation was included in the former reports as it does not concern real property to which Orbis S.A. holds an established title of ownership or title to perpetual usufruct. The progress of the litigation remains unchanged.

9.18 **„Cracovia" Hotel in Cracow.** On January 12, 2004 Orbis S.A. was summoned to participate in the litigation in the capacity of a defendant under Article 194 § 1 of the Code of Civil Proceedings and to file a response to the claim filed in the litigation initiated by the Norbetanki Nunnery in Cracow against the Municipality of the City of Cracow, the State Treasury – the President of the City of Cracow and the Minister of Finance (case file I C 1005/01). In a pleading of the plaintiff's attorney dated December 22, the plaintiff

applied, among others, for establishing that the Norbetanki Nunnery in Cracow is the owner on the real property with an area of 0.5822 ha, comprising of a part of plot of land 180/04 (land and mortgage register no. KW 212704), located in Cracow and for obligating the defendant State Treasury to acquire the ownership of the aforementioned real property against compensation amounting to PLN 5,561,290.00. The attorney of Orbis S.A. filed a response to the statement of claim, dated February 16, 2004 and applied to the Court to dismiss the action in its entirety in respect of Orbis S.A. and to adjudge the costs of court proceedings to the benefit of Orbis S.A. By virtue of the judgment dated October 14, 2004, the District Court in Cracow dismissed the action in respect of Orbis S.A.. The attorney of Orbis S.A. applied for the statement of grounds for the judgment. On behalf of Orbis S.A. this case is defended by Kubas, Kos – Adwokaci Sp. p. law office in Cracow.

9.19 Mercure Unia Hotel in Lublin

In connection with an agreement (described in point 4 of the report no. XI dated April 22, 2003) reached on November 25, 2003 before the Property Commission in Warsaw, in the regulatory proceedings related to the reinstatement of the ownership title to the real estate of the Catholic University of Lublin, with an area of 1623 square meters, located in Lublin at 1 Akademicka street and 14 Racławickich avenue, actions (a relevant application was filed in September 2004, after all the documents had been assembled) in the District Court in Lublin, Land and Mortgage Registry Division, aiming to adjust the entries in the land and mortgage register in accordance with the abovementioned agreement have been completed. The Circuit Court in Lublin, Land and Mortgage Registers Division established a Land and Mortgage Register KW no. 226033 and KW no. 226695 for the real property concerned and made relevant entries. The case has been concluded.

10. Events after the balance sheet date

10.1 On January 24, 2005, Articles of Association of a limited liability company have been executed. The company shall operate under the business name Orbis Kontrakty Sp. z o.o. and its initial share capital equals PLN 100,000. Orbis S.A. acquired 80 equal and indivisible shares of PLN 1,000 each, i.e. having a total value of PLN 80,000 and representing 80% of the total number of shares at the General Meeting of the newly established Company. The remaining 20 shares have been acquired by Orbis S.A. subsidiary, i.e. HEKON – Hotele Ekonomiczne S.A.

As a consideration for the above-mentioned financial assets Orbis S.A. paid a price of PLN 80,000. The acquisition will be financed from Orbis S.A. own funds.

The acquired assets constitute a long-term investment of capital by Orbis S.A.

Orbis Kontrakty Sp. z o.o. is a subsidiary of Orbis S.A.
Pursuant to § 21.2 of the Articles of Association, the Company Members appointed the following persons as members the first Management Board composed of 3 persons and serving a tenure of five years: Orbis S.A. appointed Mr. Yannick Rouvrais, member of Orbis S.A. Management Board as the President of the Management Board of Orbis Kontrakty Sp. z o.o. and Mr. Krzysztof Gerula, First Vice-President of Orbis S.A. as member of Management Board of Orbis Kontrakty Sp. z o.o.. HEKON –Hotele Ekonomiczne S.A. appointed Mr. Alain Billy, member of HEKON S.A Management Board as a member of Management Board of Orbis Kontrakty Sp. z o.o.. Moreover, Mr.

Yannick Rouvrais is the President of Management Board in HEKON S.A. and Mr. Alain Billy is a member of Orbis S.A. Management Board .

The main objective for which the Company was founded is to organize purchases for hotels managed by both companies – Members of Orbis Kontrakty Sp. z o.o..

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland

Poland	on December 31, 2004	EUR 1 = PLN 4.0790
	on December 31, 2003	EUR 1 = PLN 4.7170

2) Profit and loss account figures
- the average arithmetical exchange rate calculated on the basis of the exchange rate as at the last day of the month of the reporting period,

January 1, 2004 – December 31, 2004 –	EUR 1 = PLN 4.5182
January 1, 2003 – December 31, 2003 –	EUR 1 = PLN 4.4474

Signature of the person representing the Company

Alain Billy
Member of the Management Board

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive – person in charge of the Company's accounts

Warsaw, February 28, 2005

Prepared by: Agnieszka Jurkowska